Strategies for Future Growth



2001

FINANCIAL HIGHLIGHTS

(Dollars in Thousands, Except per Share Data)

Operating Performance:	**2001**	2000	1999	1998	1997
Net Income	**$ 32,602**	$ 38,476	$ 29,988	$ 28,142	$ 25,946
Earnings per Share (Basic)	**2.79**	3.33	2.41	2.00	1.90
Earnings per Share (Diluted)	**2.78**	3.26	2.37	1.96	1.84
Cash Dividends Declared per Share	**0.48**	0.39	0.33	0.30	0.24
Return on Average Assets	**1.54%**	2.01%	1.75%	1.76%	1.82%
Return on Average Stockholders' Equity	**16.05%**	24.80%	20.48%	17.59%	20.03%
Year-End Totals:					
Total Assets	**$2,367,243**	$1,969,109	$1,744,200	$1,680,824	$1,509,437
Total Deposits	**1,827,927**	1,674,569	1,490,811	1,380,903	1,291,832
Loans and Leases, Net	**1,101,633**	945,512	902,000	763,650	617,605
Stockholders' Equity	**206,318**	187,782	133,038	163,030	146,323
Book Value per Share	**17.98**	16.25	11.55	11.89	10.46

Per share data are adjusted to reflect the 2-for-1 stock split to shareholders of record on April 30, 1998.

2001 Stock Prices	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High	$38.38	$29.53	$35.06	$30.37
Low	$24.88	$23.55	$25.52	$26.35

The common stock of the Company has been traded in the Nasdaq National Market® under the symbol "GBCB" since November 24, 1987.

TOTAL ASSETS ($ IN BILLIONS)


1.5
1.7
1.7
2.0
2.4
'97 '98 '99 '00 '01

TOTAL DEPOSITS ($ IN BILLIONS)


1.3
1.4
1.5
1.7
1.8
'97 '98 '99 '00 '01

NET LOANS AND LEASES ($ IN BILLIONS)


0.6
0.8
0.9
0.9
1.1
'97 '98 '99 '00 '01

NET INCOME ($ IN MILLIONS)


25.9
28.1
30.0
38.5
32.6
'97 '98 '99 '00 '01

CORPORATE PROFILE

GBC BANCORP IS THE PARENT COMPANY OF GENERAL BANK. GENERAL BANK'S ORIGINS BEGAN IN LOS ANGELES IN 1980. THE BANK WAS ESTABLISHED ORIGINALLY TO SERVE THE BANKING AND FINANCIAL NEEDS OF TAIWANESE AND OTHER ASIAN IMMIGRANTS ESTABLISHING BUSINESSES IN THE UNITED STATES. THE FOUNDERS ENVISIONED A NEED FOR A BANK THAT COULD PROVIDE THESE NEW IMMIGRANTS WITH THE BANKING PRODUCTS THAT WERE NEEDED TO BE SUCCESSFUL IN THEIR NEW ENVIRONMENT, BUT PRODUCTS NOT PROVIDED FOR BY MAINSTREAM BANKS.

THE CONCEPT WAS SUCCESSFUL FROM THE START. GROWTH IN THE BANK, DURING ITS EARLY YEARS, WAS STRONG WITH ASSETS EXCEEDING $100 MILLION AFTER ONLY THE FIRST YEAR. OVER THE YEARS GENERAL BANK HAS DEVELOPED AN EXPERTISE IN INTERNATIONAL TRADE FINANCE, SMALL BUSINESS LOANS, COMMERCIAL REAL ESTATE AND CONSTRUCTION LENDING ACTIVITIES AND RETAIL BRANCH DEPOSIT PRODUCTS. TODAY, GENERAL BANK HAS EVOLVED INTO A FULL SERVICE COMMERCIAL BANKING OPERATION, PROVIDING BOTH TRADITIONAL BANKING PRODUCTS AND VERY SOPHISTICATED BANKING PRODUCTS SUCH AS HIGH TECH LENDING, NON-BANK INVESTMENT VEHICLES, INTERNET BANKING, AND CASH MANAGEMENT SERVICES. WITH TOTAL ASSETS EXCEEDING $2.3 BILLION, GENERAL BANK IS THE SIXTH LARGEST BANK BASED IN LOS ANGELES, ACCORDING TO THE *LOS ANGELES BUSINESS JOURNAL*'S AUGUST 25, 2001 REPORT.

WHILE GENERAL BANK CONTINUES TO FOCUS ON SERVING THE FINANCIAL NEEDS OF THE ASIAN-AMERICAN COMMUNITY, IT HAS PENETRATED MANY MAINSTREAM MARKETS IN REAL ESTATE, HIGH TECH AND COMMERCIAL LENDING. TODAY, THE BANK HAS BRANCHES IN CALIFORNIA, WASHINGTON STATE, AND MASSACHUSETTS, AS WELL AS A LOAN PRODUCTION OFFICE IN NEW YORK CITY. THE BANK IS DEEPLY ROOTED IN THE BELIEF THAT EXCELLENT CUSTOMER SERVICE AND TRULY PERSONAL ATTENTION WILL APPEAL TO ALL PEOPLE SEEKING A FRIENDLY AND PROFESSIONAL BANKING RELATIONSHIP.

THROUGH THE SUCCESS OF THE BANK, GBC BANCORP HAS BECOME ONE OF THE BEST PERFORMING FINANCIAL INSTITUTIONS IN CALIFORNIA AND THE NATION, AS IT HAS EMPHASIZED STRONG EARNINGS, PRUDENT EXPENSE CONTROL AND DEDICATED RISK MANAGEMENT. INDEED, IN ITS TWENTY-ONE YEAR HISTORY, THE BANK HAS BEEN RANKED A TOP PERFORMER IN THE AREAS OF GROWTH, EARNINGS, COST CONTROL AND EFFICIENCY NUMEROUS TIMES BY DIFFERENT REPUTABLE TRADE PUBLICATIONS AND THE GENERAL MEDIA, SUCH AS *FORBES, U.S. BANKER*, THE *ECONOMIST, CALIFORNIA BANKER* AND THE *LOS ANGELES TIMES.*

"With the increased globalization of the world economy, we expect international trade activities to increase, and more venture capital investments to become global. Our experience, expertise and connections have prepared us well to benefit from this economic trend."

— Li-Pei Wu
Chairman of the Board

MISSION STATEMENT

OUR MISSION IS TO MAXIMIZE SHAREHOLDER VALUE BY BEING THE CHAMPION IN PROVIDING QUALITY, TAILOR-MADE FINANCIAL SERVICES TO OUR CUSTOMERS, AS WELL AS FOSTERING A POSITIVE, NURTURING ENVIRONMENT FOR OUR EMPLOYEES, AND DEMONSTRATING RESPONSIBLE CITIZENSHIP TO OUR COMMUNITIES.

DEAR FELLOW SHAREHOLDERS,

It is a pleasure to report to you that GBC Bancorp is continuing to expand on its 21-year track record of solid and consistent performance. While the economic environment in 2001 was clearly challenging, we continued to generate solid profits while solidifying our position as the bank of choice amongst the Asian-American population.

Challenging, but Improving Operating Environment

The eleven interest rate reductions by the Fed in 2001, which reduced rates by 475 basis points to a 40-year low, impacted our earnings potential in 2001. In addition to the extremely low interest rate environment, the weak business climate adversely impacted the financial conditions of certain clients and, therefore, negatively impacted our credit quality. As a result, we recorded a $20.1 million provision for credit losses during the year. A provision of this size for GBC is an aberration and we expect to take declining levels of provisions as the economy recovers in 2002.

GBC Continues to Achieve Strong and Consistent Performance

Despite these challenges in the larger environment, which are already beginning to diminish, for 2001 GBC was able to:

- Achieve net income of $32.6 million, or $2.78 diluted earnings per share;
- Increase total assets to a record $2.4 billion;
- Increase total deposits to a record $1.8 billion;
- Continue to achieve a lower efficiency ratio than our peers at 36.0%.

Some additional highlights of 2001 included:

- **Acquisition of Liberty Bank and Trust Company of Boston**
  GBC is continuing to expand geographically in an effort to capitalize on other strong Asian-American markets across the nation. As part of this strategy, in 2001 the Company, through General Bank, announced to acquire Liberty Bank and Trust Company of Boston. This acquisition coupled with our loan production office in New York will further strengthen GBC's presence on the East Coast. Consistent with our acquisition criteria, this transaction, which has been completed on February 28, 2002, is expected to be immediately accretive to GBC's earnings.
- **Opening of our Aliso Viejo Branch**
  General Bank opened its 19th branch in Aliso Viejo, California in July 2001. The branch, strategically located in a rapidly growing region for technology businesses in Orange County, further expands the Bank's presence in the high-technology lending market.
- **Investments in Our Infrastructure**
  In an effort to solidify and expand on our leadership position in operational efficiency, in 2001 we continued to invest in new technologies and strengthen our infrastructure, so to maximize efficiency and enhance customer service. For example, in 2001 we completed the installation of a state-of-the-art international trade finance system. The system not only streamlines the back-end processing of international banking services, but also expands our capability in meeting the increasingly sophisticated needs of our international trade customers.
- **GBC Named as Most Profitable Bank by *U.S. Banker***
  According to *U.S. Banker's* July 2001 report, GBC Bancorp was ranked as the most profitable banking company in the U.S., based on return on average equity and per-share earnings growth for the one-year and five-year categories, and second most profitable for the three-year category, among banking companies with assets ranging between $1.12 billion and $2 billion.
- **Ranked as the Second Largest Financier and Processor of California Imports**
  General Bank's leadership and expertise in servicing international transactions was once again evident by the heavy volume of cases it processes. According to statistics compiled in 2001 by *Trade Intelligence,* for 1999 and 2000 the Bank ranked number two in the number of import consignments financed by banks in California, second only to global banking giants.

Our accomplishments in 2001 were possible by remaining focused on the following core competencies that have built our franchise:

- Our niche business of commercial lending within Asian-American communities;
- Providing specialized and personal service that promotes long-term relationships;
- Controlling expenses and risk;
- Utilizing technology to increase efficiencies throughout the organization.

Looking Ahead

We have demonstrated our ability to consistently grow our business over a 21-year period while managing the bank through periods of volatile economic conditions. Looking ahead, we believe GBC has a significant opportunity to maximize its earnings potential and to fulfill our vision of solidifying GBC's leadership position amongst banks that cater to the Asian-American markets.

To deliver on this vision, we will be focusing on the following strategic growth initiatives in 2002:

- Further penetrating the Taiwanese/Chinese-American customer base in California;
- Increasing our international trade financing business;
- Expanding our real estate and construction lending business;
- Growing our technology-related lending;
- Diversifying into other ethnic and geographic markets, utilizing GBC's proven business model.

Focus on Enhancing Shareholder Value

We believe the successful execution of the growth strategies we have outlined for 2002, coupled with the strength in our core businesses, will enable us to deliver on our overriding mission, which is to enhance shareholder value.

In recognition of the long-term value of our franchise, our Board authorized a stock repurchase program in 2001 of up to 500,000 shares of common stock, of which 403,000 shares have been purchased under this program as of December 31, 2001. In addition, we also announced an additional 300,000 share repurchase program following the completion of the existing program.

We thank our customers, employees and shareholders for your continued support and look forward to delivering an outstanding year of growth across all areas in 2002.

SINCERELY,

Li-Pei Wu
Chairman of the Board

Peter Wu
President and
Chief Executive Officer



致股東函

過去二十一年來，萬通銀行控股公司經歷了多次的美國經濟動盪，其中包括經濟衰退及多變的利率，但我們憑著充裕的資金和歷年所累積的人力資源以及廣大客戶的支持，仍然能穩健又持續地成長。所以，我們很欣慰的向各位報告，二00一年的經營環境縱然惡劣，萬通銀行控股公司仍然在多項業績上，締造歷史新高，在盈利上，亦創下相當可觀的成績。

衝擊與挑戰

在二00一年，美國聯準會（Federal Reserve Board）罕見地在一年內降息十一次，利率直落四點七五百分點，創四十年來的最低點，超低的利率影響了我們的獲利能力。另一方面，由於世界經濟衰退，我們一些客戶的營業亦受到牽連，致使本公司在二00一年提列的呆帳準備金達二千零十萬元，我們預期此項準備金額在來年經濟回轉之時將可大幅削減。

營運之成效

雖然面對種種挑戰，我們本著穩健的經營策略，在二00一年仍然能締結出豐碩的成果:

- **稅後淨利高達三千二百萬元，相當於稀釋後每股淨利為二點七八元**
- **總資產額創歷史新高，高達二十四億元**
- **總存款額締造優異成績，總額高達十八億元**
- **傲視群倫的百分之三十六之營業效率比**

其他多項亮麗的成果

除了上述的財務成績，我們在其他方面亦有多項亮麗成果，例如:

- **擴展版圖跨向美東 — 收購波士頓自由銀行**

拓廣營業據點一直是我們的營運策略之一。基於此，本公司在二00一年進軍美東收購波士頓的自由銀行，該收購案已於二00二年二月二十八日完成。我們預期收購完成後，不單將強化本行在美東地區的業務，同時，也立刻提高本公司的盈利。

- **增加營業據點 — 設立新分行**

萬通銀行在二00一年七月於南加州橘縣亞里索維耶荷設立第十九家分行。南橘縣亞里索維耶荷是高科技工業的重地，萬通秉著高科技融資之專業，可提供新興起之工商業者所需之金融服務。

- **強化軟硬體設備 — 提供客戶高科技高品質服務**

為了能多方面配合客戶日益多元化的金融交易之需要，並發揮人力和財力資源的最高潛力，本公司致力於增設新的軟硬體系統，例如，本行國外部於二00一年購置最新的電腦操作系統。

- **獲利率榮列全美第一**

根據美國銀行家雜誌七月份發佈的評比，在全美資產額相當的商業銀行控股公司中，萬通以其二000年和過去連續五年的股東報酬率及每股淨利成長，榮列榜首。同年在四月三十日洛杉磯商業週刊（LABJ）亦報導，所有總部設在洛杉磯區之上市公司，以其至二000年底的五年平均股東權益報酬，萬通在金融公司中排名第一。

- **國貿業務進口交易量居全加州第二**

根據專精進出口統計的Trade Intelligence公司所發佈的資料，連續兩年（一九九九年和二000年）經萬通承辦的國貿進口至加州的交易件數，萬通排名全加州第二，在二000年僅次于美國銀行（Bank of America），在華資銀行中則名列第一。

預期與前瞻

過去二十一年的持續成長茁壯，印証了我們經得起考驗的實力。因此，在跨入二00二年之際，我們亦有信心，大步向前邁進。我們將遵循我們一貫的營運方針，以鞏固本公司在同業間之領導地位:

- **商業融資涵蓋廣 — 遍及美國亞裔社區**
- **發揚"量身服務" — 維持良好長遠的客戶關係**
- **管理開支成效高 — 開源節流同時降低風險**
- **運用高科技設備 — 提供效率高又不失親切之服務**

展望未來，在二00二年，我們將著重於下列的擴展策略:

- **深入服務在加州的台灣和中國的客戶**
- **強化原已蓬勃的國際貿易融資業務**
- **擴展商業建築及房地產貸款業務**
- **續增高科技工業貸款或相關業務**
- **運用現有的營運模式，持續推展業務至其它的族裔及地域**

致力增值股東權益

我們相信上述擴展策略的成功執行，再加上我們在核心業務上所建立的優勢，就是增強股東權益的基礎。董事會體認到本公司的股票的潛在價值，於二00一年二月宣佈五十萬股股票回購計劃。在二00一年十二月三十一日時已完成回購四十萬三千股。同年十月又宣佈決定在上述增購計劃完成之後，再回購三十萬股股票。

萬通在二00一年能有如此斐然業績，除了衷心感謝全體員工的同心協力外，特別要感謝廣大客戶們的支持，及各位股東們的信賴。來年，讓我們繼續攜手共創佳績。

董事長　吳澧培

謹誌

總　裁　吳平原

Trade Finance

Over the years, General Bank has developed an expertise and leadership position in financing international trade. According to statistics compiled in 2001 by *Trade Intelligence*, for two consecutive years (1999 and 2000) the Bank ranked number two in the number of import consignments financed by banks in California, second only to a global banking giant (Wells Fargo Bank in 1999, and Bank of America in 2000).

This traditional bank product line will remain a key area of focus. The Bank provides credit lines for importers and exporters. This continues to be a major market for the Bank's traditional Asian customer base, as many billions of dollars in merchandise are imported annually from such Asian countries or regions as China, Korea, Taiwan, Hong Kong, Thailand and others through ports in Southern California.

Furthermore, the Bank will initiate a strong entry into providing export finance facilities to complement its strong position in import related finance. Such financing will often be structured in conjunction with programs to support political and credit risk provided by the Export Import Bank of the US, the SBA, California Export Finance Office as well as private insurers.

International Banking Services

The Bank will continue to build its traditional import letter of credit and foreign remittance related business, while at the same time developing export related advising and negotiation activity, as well as constantly upgrading our service platforms, so to further automate work processes and enhance customer service.

As an example, in 2001 we completed the installation of a state-of-the-art international trade electronic data processing system. The system not only streamlines the back-end processing of international banking services, but also provides the potential of expanding our capability in meeting the increasingly sophisticated needs of our international trade customers, such as on-line application of letters of credits. The system will most definitely benefit our new business efforts in the future.

To further enhance fee income for Asian bound import letters of credit, and to streamline the document checking and negotiation process at the local level, the Bank recently established, in alliance with a global financial institution, a Hong Kong-based letter of credit reissuing facility.

Real Estate Lending

The Bank will continue to seek high quality commercial real estate loan transactions with strong collateral and cash flow coverage and will emphasize the expansion of its owner occupied commercial real estate loan portfolio. It will also continue to increase its 1–4 family real estate construction loan origination efforts.

The Bank will initiate the origination of mid-market multifamily construction, construction wrap (construction and take-out) and mini-perm financings.

High Tech Lending

Since 1995, the Bank has had a positive experience in providing commercial credit facilities to high tech firms that are backed financially by known reputable venture capital investors. Largely due to the conservative approach the Bank has taken to this market, the Bank's experience with the high tech market continues to be positive, even during the recent downturn in the technology markets.

In the course of financing high tech companies, the Bank usually requires the receipt of warrants from high tech borrowers as one element of its pricing structure. Such warrant positions have proven profitable for the Bank as a significant

strategies

enhancement of overall returns on high tech related transactions. In addition, the Bank has invested in a number of high technology or venture capital funds.

Areas of expansion within the high technology market will include export finance for capital goods for this customer base, as well as the creation of a capacity to provide equipment-leasing facilities to complement the Bank's traditional financing.

Small Business Lending/SBA

The Bank has developed a successful small business-lending model called 1.2.3. Business Line of Credit. It was designed specifically to meet the credit needs of small businesses in our communities. This product focuses on centralized formula approved loans up to $50,000. The credit quality of this portfolio remains strong, despite the recent downturn in the economy that has caused hardship for many small businesses.

The Bank has also continued to grow its Small Business Administration loan portfolio and is a "Preferred Lender" in the SBA program in the Los Angeles and Santa Ana districts. For the past several years, General Bank has been ranked as one of the largest SBA lenders in the Los Angeles District.

To date, the Bank's small business program has been developed as part of an effort to increase loans to small and medium-sized businesses. This business has proven to be an attractive product that can be expanded to a broader segment of the Bank's target market.

for growth



PETER WU, PH.D. PRESIDENT & CEO

"OUR STRENGTH LIES IN OUR ABILITY TO UNDERSTAND THE UNIQUE NEEDS OF OUR CUSTOMERS, AND TO PROVIDE TRULY PERSONAL SERVICE WITH OPTIMAL EFFICIENCY. THIS IS OUR TRADITION AND OUR CULTURE."



"We will continue to focus on Asian-American communities. We will continue to provide specialized and personal service that promotes long-term relationships. We will expand our product offerings and enter new geographic markets where there is a need for our expertise."

RETAIL BANKING AND ASSET MANAGEMENT

The Branch System

General Bank has established a structure of 21 branches in California, Washington, and Massachusetts. These facilities provide a complete array of banking products including demand deposit, money market accounts, savings and CD accounts, and serves as access to other products and services offered by the Bank. The branch system is the principal source of funding for the Bank. Additionally, the branch system is also the service platform for the Bank's non-depository investment program, GB Financial Consulting Center. The GB Financial Consulting Center was created to coordinate the sale of such investment and insurance products as mutual funds, annuities, business/employee retirement plans and other products, to our customers, thereby meeting their increasingly sophisticated financial needs.

The branch system also plays a key role in business development through contacts in the communities in which they are located. Branch and regional managers refer small business and commercial loan opportunities to the respective lending groups in the Bank.

In addition to growing the Bank's business through new products in its established markets, the Bank actively seeks opportunity to expand its branch network and services to other markets within the U.S., where there is a strong concentration of Asian-American populations. The expansion can occur through the acquisition of existing banks or openings of branches where permitted under individual state banking regulations. As part of this strategy, GBC, through General Bank, entered into an agreement in 2001 to acquire Liberty Bank and Trust Company of Boston. This acquisition, which has been completed on February 28, 2002, will further strengthen GBC's presence on the East Coast, and enable us to further extend our core activities of international trade finance, construction and technology lending in the region. Consistent with our acquisition criteria, this transaction is expected to be immediately accretive to GBC's earnings.

Electronic Banking

In addition to the branch system, General Bank is constantly strengthening its electronic distribution channels to further enhance productivity and customer service. In this regard, the Bank offers, for example, GBNet, GBLink and Telebanc services for customers who prefer to bank on-line or over the telephone. The Bank will continue to add banking and cash management functions to its internet banking programs, as they become available. The ultimate goal of our electronic banking programs is to provide alternative service delivery systems, expand our marketing channels, and to strengthen our communications and relationships with our customers and the communities we serve.

While these automated, 24-hour electronic banking service channels provide added convenience for our customers, we believe our strategically designed branch network will continue to be our most effective service distribution and customer-relationship channel, as it is usually our first point-of-contact with customers. As such, we invest large amounts of resources in training and development programs for our employees on an ongoing basis, assuring that our employees are knowledgeable and professional in providing excellent, personalized service to our customers.

Asset Management

The Bank's Taiwanese/Chinese core customer base has been very successful in building considerable personal wealth in the United States and abroad. The Bank has plans to expand beyond providing traditional bank deposit products to this growing market. Today's younger successful entrepreneur is also becoming increasingly sophisticated in his/her management of personal financial affairs. In addition to the GB Financial Consulting Center program, the Bank must also develop the capacity to provide both a wide range of bank and non-bank investment products, as well as manage these assets and provide fiduciary and trust services to support them.

Accordingly, the Bank has announced the establishment of its private banking program in late 2001. We believe that through the development of an asset management capability and a private banking program, the Bank will not only garner additional fee income but also build an even stronger relationship with its key high net worth customers.



KEY ORGANIZATIONAL STRATEGIES

Management

The Bank has developed a strong management structure. Senior staff management has had a long history of banking experience in finance, operations, credit and general management. Line managers have all been with General Bank for many years, many of whom have graduated from the Bank's Management Training and other development programs. Most have had multiple assignments during their careers, giving them a broad depth of knowledge and experience within the Bank.

Increasingly the Bank has centralized management processes with skilled and experienced individuals in place. Overall risk management review, internal audit, credit review, marketing, systems support, and accounting/reporting manage their functions on a centralized basis for the Bank as a whole.

The Bank's Asset and Liability Committee, Audit Committee, Executive Coordination Committee as well as the Executive Loan Committee of the Board of Directors all play an important oversight and monitoring role within the Bank.

Operating Structure

The Bank will continue to centralize its operating activities to maintain strong control over activities and to seek efficiencies and cost reductions from duplicative activities.

Systems

The Bank will continue to maintain the most appropriate computer systems for the Bank's clientele, and develop operational procedures to assure maximum efficiency and product capabilities. The Bank will exercise due diligence in all security-related issues pertaining to data processing to protect customer records, balances, and all other confidential information that the Bank has a legal, regulatory or social obligation to protect.

Cost Structure

The Bank has prided itself on the high degree of operating efficiency, achieved through close attention to expense levels. For many years, the Bank's efficiency ratios have been consistently maintained at the mid-30% range. In fact, in its September 6, 2001 issue, *American Banker,* a leading industry daily journal, ranked GBC Bancorp *the* most efficient bank holding company in California, and the seventh most efficient nationwide, as of March 31, 2001. This strong culture of high levels of operating efficiency will continue to characterize all future activities of the Bank.

Employees

It is recognized that our employees are our greatest assets. Developing a strong employee base with trained, efficient and dedicated individuals is the optimal way to assure competitive advantage, reduce credit and operational risk and obtain the greatest levels of efficiency. As such, the Bank will endeavor to continue its "Promote from Within" philosophy and maintain a compensation strategy that attracts and retains the highest quality level of employees. Compensation will be based on recognition of merit as well as the achievement of established goals and objectives. Incentive pay or bonuses have been integrated into the compensation structure to align employees with the Bank's tactical and strategic objectives.

Community Commitment

Community involvement and development of the economic well being of the markets we serve is an integral component of our organization. Each year the Bank actively supports or sponsors a variety of community events and philanthropic activities, with the purpose of strengthening the social and economic foundation of our communities.

To this end, the Bank sponsors numerous cultural functions and organizes fundraising events for community development or charitable organizations. The Bank also invests in or makes donations to various community organizations, providing them with monetary and technical support required for their ongoing operations.

The Bank strongly supports the objectives of the Community Reinvestment Act (CRA) both in letter and in spirit. In its 1997 and 1999 CRA examination, the FDIC rated the Bank "Satisfactory" with respect to the Bank's community development performance under CRA.

LI-PEI WU



Chairman of the Board
GBC Bancorp and
General Bank

PING C. WU



Vice Chairman
GBC Bancorp and
General Bank President
President, Global Corporation

PETER WU, PH.D.



President and
Chief Executive Officer
GBC Bancorp and
General Bank

BERNARD CHEN



Vice President
Fullong Enterprise Corp.
Human-Computer
Interaction Designer

THOMAS C.T. CHIU, M.D.



Medical Doctor

CHUANG-I LIN, PH.D.



Chairman and President
Uniworld Marketing

KO-YEN LIN



President
T.K. Lin Investment Co.

TING Y. LIU, PH.D.



Chairman
HITO Corp.

JOHN C. WANG



Managing Partner
Wang Partnership
President, PCRS Corp.

KENNETH WANG



Executive Vice President
Wang Partnership
Executive Vice President
Kenjohn Trading Co., Ltd.

CHIEN-TE WU



President
Tone Yee Investment and
Developments

JULIAN WU, PH.D.



General Partner
West Union Investment Co.

CHIN-LIANG YEN



President
San Yang Enterprise
Corporation

HUMAN RESOURCES

To support its growth and nationwide expansion, the Bank in 2001 expanded its recruitment of employees at virtually all levels. The Bank also continued to maintain strong ties with local colleges and universities, attracting a high percentage of those institutions' best-qualified graduates into its highly successful Management Training Program.

In following its tradition of developing talent and promoting from within, the Bank allocated a great amount of resources for development of internal candidates through employee education and training. This training and promote-from-within strategy, combined with an aggressive, incentive-based compensation program, sustains the Bank's industry-leading morale and high employee retention.

The Bank upheld its long-standing philosophy of promotion from within as various officers and staff were rewarded for their contributions to the Bank's continued growth and expansion. Listed below are those who were promoted during 2001 and in January 2002, followed by their respective ranks, titles, and areas of responsibility.

PROMOTIONS

Betty Ip, Vice President, Assistant Internal Auditor—Internal Audit
Anna Lo, Vice President, Loan Portfolio Officer—Real Estate Lending
Aileen Luh, Vice President, Customer Relations Manager—International
Jessie Chau, Assistant Vice President, Assistant Manager—Small Business Lending
Vincent Chen, Assistant Branch Manager—San Diego Branch

Kai-Yuan Cheng, Senior Marketing Officer—Marketing
Margie Riendeau, Senior Operations Officer—Operations Administration
Lily Chen, International Relationship Officer—Northern Cal. Lending
Tiffany Chi, Customer Service Officer—San Fernando Valley Branch
Myla Ching, Customer Service Officer—Cerritos Valley Branch
Lena Hua-Fong, International Banking Officer—International
Christine Hsueh, Loan Portfolio Officer—Northern Cal. Lending
Richard Kuo, Customer Service Officer—Kent North Branch
Vincent Lin, Loan Portfolio Officer—Northern Cal. Lending
Jeremy Liu, Loan Officer—Northern Cal. Lending
Tao Liu, International Banking Officer—International
Cindy Lu, Business Development Officer—Kent North Branch
Andy Ng, Loan Supporting Officer—Southern Cal. High Tech Lending
Sue Mar-Tang, Loan Supporting Officer—Credit Administration
Kim Tang, Operations Officer—Central Services
Vincent Yang, Loan Portfolio Officer—Northern Cal. Lending

Listed below are the new officers who joined the Bank in 2001, followed by their respective ranks, titles, and areas of responsibility.

NEW OFFICERS

Linda Moulton, Senior Vice President, Regional Manager—Boston Branch
Agnes Lew, Director of Investment Services—Investment Services and Private Banking
Yongmei Chen, Assistant Vice President, Regional Customer Service Manager—Boston Branch
Wilfrido Reynado, Assistant Vice President, Loan Officer—Corporate Lending
Annie Dong, Loan Portfolio Officer—New York Loan Production Office
Teresa Wang, System Security Officer—Operations Administration

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Accounting for the allowance for loan losses involves significant judgments and assumptions by management which have a material impact on the carrying value of net loans; management considers this accounting policy to be a critical accounting policy. The judgments and assumptions used by management are based on historical data and management's view of the current economic environment as described in "Allowance for Loan Losses".

Accounting for derivatives is in compliance with SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities. Implementation of SFAS No.133 has a material impact on the carrying value of derivative instruments; management considers this accounting policy to be a critical accounting policy. The judgments and assumptions used by management to mark to market derivatives are based on the most recent information available and other factors which are believed to be reasonable under the circumstances as described in "Non-Interest Income", "Non-Interest Expense" and "Cumulative Effect of a Change of Accounting Principle".

Results of Operations

Consolidated net income for GBC Bancorp and subsidiaries (the "Company") for the year ended December 31, 2001 totaled $32,602,000. This compares to net earnings of $38,476,000 in 2000 and $29,988,000 in 1999. Diluted earnings per share were $2.78 for 2001 compared to $3.26 for 2000, and $2.37 for 1999. The $5,874,000 decline in net income from 2000 to 2001 was primarily the result of an increase of $18,900,000 in the provision for credit losses and a $6,109,000 reduction of non-interest income partially offset by a $4,579,000 reduction of non-interest expense.

Consolidated net income for the year ended December 31, 2000 totaled $38,476,000 compared to net income of $29,988,000 in 1999. The $8,488,000, or 28.3%, increase in net income from 1999 to 2000 was primarily due to the increase of net interest income and non-interest income and the decrease in the provision for credit losses, partially offset by higher non-interest expense.

Net Interest Income

Net interest income in 2001 totaled $88,926,000 compared to net interest income of $88,442,000 in 2000. The $484,000, or 0.6%, increase is the result of an increase of average earning assets offset by a decline of the net interest margin primarily due to declining short term interest rates. For the years ended December 31, 2001 and 2000 the balance of average interest earning assets was $2,058.1 million and $1,840.5 million, respectively. For the years ended December 31, 2001 and 2000, the net interest margin was 4.32% and 4.81% respectively. Excluding the net interest recoveries discussed below, the net interest margin for the years ended December 31, 2001 and 2000 would have been 4.29% and 4.54%, respectively.

Total interest income for the year ended December 31, 2001 was $155,478,000, compared to $163,121,000 for the year ago period. The $7,643,000, or 4.7%, decrease was due primarily to a 131 basis point decline of the yield on earning assets, partially offset by a $217.5 million increase of the balance of average interest earning assets. The reduced yield was in large measure a reflection of the reductions of the Company's prime rate of interest during the course of the year ended December 31, 2001. As of December 31, 2001 the Company's prime rate of interest was 4.75% compared to 9.50% as of December 31, 2000. The 475 basis point decline was the result of eleven prime rate decreases during 2001. For the years ended December 31, 2001 and 2000 the daily average prime rate for the Bank was 6.91% and 9.24%, respectively, a decline of 233 basis points. Another factor contributing to the yield decline was the reduction in net interest recoveries. For the years ended December 31, 2001 and 2000 net interest recoveries were $548,000 and $4,919,000, respectively. Excluding these net interest recoveries, the yield on earning assets would have been 7.53% and 8.60% for the years ended December 31, 2001 and 2000, representing a decline of 107 basis points. As would be expected, all categories of interest earning assets reflected yield declines as shown in the following table:

Category of Interest Earning Assets	**Yield Decline in the year 2001**
Loans and Leases	**2.33%**
Securities	**0.13%**
Federal Funds Sold & Securities Purchased under Agreements to Resell	**2.60%**

Excluding the effect of the net interest recoveries as discussed above, the decline of the yield on loans and leases would have been 185 basis points compared to the 233 basis points as per the above table. As of December 31, 2001, approximately 75% of the loan portfolio has yields based upon the prime rate. Partially offsetting the impact on interest income of the reduced yield on earning assets was the growth of the average balance of interest earning assets. For the years ended December 31, 2001 and 2000, average earning assets were $2,058.1 million and $1,840.5 million, respectively, representing an increase of $217.5 million, or 11.8%. The growth was primarily in average loans and leases which increased $129.8 million, or 13.9%. Loans and leases represent the Company's highest yielding asset. The Company's lowest yielding asset, federal funds sold and securities purchased under agreements to resell, reflected a decline of $52.8 million, to $75.4 million from $128.2 million in average balance.

Total interest expense for the year ended December 31, 2001, was $66,552,000 compared to $74,679,000 for the year ago period. The $8,127,000, or 10.9%, decline is the result of an 89 basis point decrease in the cost of funds. The rate decrease is primarily due to money market conditions as described above. For the years ended December 31, 2001 and 2000, the cost of funds was 3.99% and 4.88%, respectively. The rates paid on time deposits declined to 4.58% for the year 2001 from 5.45% for the year 2000. All other categories of deposits reflected reductions of the rates paid thereon and is a direct reflection of the decline in interest rates as discussed above. Rates paid on borrowings from the Federal Home Loan Bank also reflected a decline from 4.96% to 4.79%.

The impact on interest expense of the reduced cost of funds was partially offset by the increase of the average balance of interest bearing deposits. For the years ended December 31, 2001 and 2000, the average balance of interest bearing liabilities was $1,668.6 million and $1,529.9 million, representing an increase of $138.7 million, or 9.1%. Included in this increase was a $68.0 million increase of borrowings from the Federal Home Loan Bank.

The net interest spread, defined as the difference between the yield on earning assets and the cost of funds, declined to 3.56% in 2001, from 3.98% in 2000.

Net interest income in 2000 increased to $88,442,000 from $73,978,000 in 1999, representing a $14,464,000, or 19.6%, increase. The growth of net interest was due to both an increase in the balance of average interest earning assets and an increase of the net interest spread. For the years ended December 31, 2000 and 1999, average interest earning assets were $1,840.5 million and $1,659.4 million, respectively, representing an increase of $181.1 million, or 10.9%. For the years ended December 31, 2000 and 1999, the net interest margin was 4.81% and 4.46%, respectively, representing an increase of 35 basis points.

The following table represents the net interest spread, net interest margin, average balances, interest income and expense, and the average yield/rates by asset and liability category:

	December 31, 2001			December 31, 2000			December 31, 1999		
	Average Balance (4)	Interest	Average Yield/ Rate%	Average Balance (4)	Interest	Average Yield/ Rate%	Average Balance (4)	Interest	Average Yield/ Rate%
(In Thousands)									
Interest Earning Assets:									
Loans and Leases (1)(2)	$1,064,774	$ 90,719	8.52%	$ 934,973	$101,434	10.85%	$ 863,856	$81,331	9.41%
Taxable Securities (excludes warrants)	917,921	61,790	6.73	777,336	53,303	6.86	733,179	45,675	6.23
Federal Funds Sold and Securities Purchased Under Agreement to Resell	75,366	2,969	3.94	128,221	8,384	6.54	62,409	3,255	5.22
Total Interest-Earning Assets	2,058,061	155,478	7.55	1,840,530	163,121	8.86	1,659,444	130,261	7.85
Non-Interest Earning Assets:									
Cash and Due from Banks	34,841			39,033			33,197		
Warrants	1,422			4,270			—		
Trading Account Securities	638			777			35		
Premises and Equipment, Net	5,800			5,533			5,528		
Other Assets (3)	42,878			45,478			35,815		
Total Non-Interest Earning Assets	85,579			95,091			74,575		
Less: Allowance for Credit Losses	(22,527)			(20,677)			(19,903)		
Deferred Loan Fees	(5,210)			(3,981)			(5,068)		
Total Assets	$2,115,903			$1,910,963			$1,709,048		
Interest Bearing Liabilities:									
Deposits:									
Interest Bearing Demand	$ 57,850	$ 288	0.50	$ 58,928	$ 630	1.07	$ 57,885	$ 533	0.92
Money Market	309,561	7,066	2.28	336,434	13,331	3.96	241,703	7,125	2.95
Savings	70,898	932	1.31	74,324	1,827	2.46	82,356	1,809	2.20
Time Deposits	1,076,578	49,306	4.58	974,346	53,075	5.45	895,875	40,910	4.57
Federal Funds Purchased and Securities Sold Under Repurchase Agreement	648	27	4.17	932	62	6.63	1,316	70	5.31
Other Borrowed Funds	113,822	5,452	4.79	45,833	2,273	4.96	48,123	2,355	4.89
Subordinated Debt	39,199	3,481	8.88	39,068	3,481	8.91	38,937	3,481	8.94
Total Interest Bearing Liabilities	1,668,556	66,552	3.99	1,529,865	74,679	4.88	1,366,195	56,283	4.12
Non-Interest Bearing Liabilities:									
Demand Deposits	195,929			190,863			164,620		
Forward Sales—Equity Securities	—			195			2		
Other Liabilities	48,297			34,887			31,803		
Total Non-Interest Bearing Liabilities	244,226			225,945			196,425		
Total Liabilities	1,912,782			1,755,810			1,562,620		
Stockholders' Equity	203,121			155,153			146,428		
Total Liabilities and Stockholders' Equity	$2,115,903			$1,910,963			$1,709,048		
Net Interest Income/Spread		$ 88,926	3.56%		$ 88,442	3.98%		$73,978	3.73%
Net Interest Margin			4.32%			4.81%			4.46%

(1) For the purposes of these computations, non-accrual loans are included in the daily average loan amounts outstanding.

(2) Loan interest includes loan fees for the years ended December 31, 2001, 2000 and 1999 of $7,057,000, $6,213,000, $6,964,000, respectively.

(3) Other assets includes average other real estate owned, net, for the years ended December 31, 2001, 2000 and 1999 of $698,000, $4,417,000 and $7,909,000, respectively.

(4) Average balances are computed based on the average of the daily ending balances.

	Year Ended December 31,					
	2001 Compared with 2000 Increase (Decrease) Due to Changes in:			2000 Compared with 1999 Increase (Decrease) Due to Changes in:		
	Volume	**Rate**	**Net**	Volume	Rate	Net
(In Thousands)						
Interest Earned on (1):						
Loans and Leases	**$12,895**	**$(23,610)**	**$(10,715)**	$ 7,053	$13,050	$20,103
Taxable Securities	**9,480**	**(993)**	**8,487**	2,855	4,774	7,629
Federal Funds Sold and Securities Purchased Under Agreement to Resell	**(2,757)**	**(2,658)**	**(5,415)**	4,134	994	5,128
Total Interest-Earning Assets	**19,618**	**(27,261)**	**(7,643)**	14,042	18,818	32,860
Interest Paid On (1):						
Deposits:						
Interest-Bearing Demand	**(11)**	**(330)**	**(342)**	10	87	97
Money Market	**(993)**	**(5,272)**	**(6,265)**	3,305	2,901	6,206
Savings	**(81)**	**(814)**	**(895)**	(186)	204	18
Time	**5,217**	**(8,988)**	**(3,769)**	3,799	8,366	12,165
Federal Funds Purchased and Securities Sold Under Repurchase Agreement	**(16)**	**(19)**	**(35)**	(23)	15	(8)
Other Borrowed Funds	**3,260**	**(80)**	**3,179**	(112)	30	(82)
Subordinated Debt	**—**	**—**	**—**	—	—	—
Total Interest-Bearing Liabilities	**7,376**	**(15,503)**	**(8,127)**	6,793	11,603	18,396
Change in Net Interest Income	**$12,242**	**$(11,758)**	**$ 484**	$ 7,249	$ 7,215	$14,464

(1) Changes in interest income and interest expense attributable to changes in rate/volume have been allocated proportionately to the changes due to volume and the changes due to rate.

Provision for Credit Losses

The amount of the provision for credit losses is an amount required to maintain an allowance for credit losses that is adequate to cover probable credit losses related to specifically identified loans as well as probable credit losses inherent in the remainder of the loan and lease portfolio. Management evaluates the loan portfolio, the economic environment, historical loan loss experience, collateral values and assessments of borrowers' ability to repay. As the loan portfolio is composed of business loans, the volatility of the provision for credit losses can significantly affect net income, particularly in times of economic weakness.

For the year 2001, the provision for credit losses was $20,100,000 compared to $1,200,000 for 2000, representing an increase of $18,900,000. Most of the charge-offs in 2001 were commercial loans. (See Allowance for Credit Losses, following.) Net charge-offs for the year 2001 were $15.9 million as compared to $1.6 million for the year 2000. Non-accrual loans as of December 31, 2001 and 2000 were $24.9 million and $14.8 million, respectively, an increase of $10.1 million, or 68.2%. A $5.1 million standby letter of credit associated with a participated commercial loan was drawn on in the first quarter, 2002, resulting in an increase in non-accrual loans. The provision for credit losses recorded in the 4th quarter, 2001, took into account the then anticipated risk associated with this letter of credit.

The allowance for credit losses was $23.7 million at December 31, 2001, as compared to $19.4 million at December 31, 2000. The allowance was 2.09% of loans and leases as of December 31, 2001 and 2.00% as of December 31, 2000. The increased allowance and its percentage of loans and leases is deemed appropriate given the loan portfolio as evaluated by management as of December 31, 2001. (See also Allowance for Credit Losses, following.)

For 2000 the provision for credit losses was $1,200,000 compared to $3,500,000 for 1999, representing a reduction of $2,300,000. The decline of the provision for credit losses was reflective of the decrease of non-accrual loans and net charge-offs comparing 2000 to 1999. As of December 31, 2000, non-accrual loans totaled $14.8 million compared to $44.5 million at December 31, 1999. For the years ended December 31, 2000 and 1999, net charge-offs were $1.6 million and $3.1 million, respectively.

Non-Interest Income

Non-interest income consists primarily of service charges on deposit accounts, fees and commissions resulting from General Bank's (the "Bank") international activities, fees from servicing Small Business Administration ("SBA") loans, trading account revenue, income / (expense) from other investments and gains on sales of securities available-for-sale.

Non-interest income in 2001 totaled $15,646,000, representing a decline of $6,109,000, or 28.1%, compared to $21,755,000 of non-interest income in 2000. The decline was primarily attributable to reduced trading revenues and the net losses recorded from other investments during 2001, partially offset by the gains on sale of securities available-for-sale.

Service charges and commissions declined $362,000, or 4.4% from 2000 to 2001. The decline is primarily due to a reduction of international fees and commissions.

Trading account revenue is income earned on securities classified as trading account securities. The Company's subsidiary, GBC Venture Capital, ("VC") receives equity securities which it holds as trading securities primarily from two sources: a distribution from venture capital funds in which it invests and the exercise of warrants acquired through the lending operations of General Bank, its affiliate. The recognition of fair value and ultimate disposition of these trading securities results in trading account revenue. Trading account revenue declined to $1,958,000 in 2001 from $13,013,000 in 2000.

For the year ended December 31, 2001, income / (loss) from other investments included the recognition of a $1,800,000 impairment expense associated with the write-down of aircraft owned by Aircraft Finance Trust ("AFT"), causing a loss of $1,400,000 from the AFT investment compared to $363,000 of income in 2000. The Company has a 10% equity interest in AFT, purchased on September 30, 1999.

Income / (loss) from other investments in 2001 also included the recording of $1,396,000 loss associated with venture capital fund partnerships in which VC invests as compared to a $218,000 loss in 2000. The investment in AFT and the partnership interests in venture capital funds are accounted for by the equity method.

Offsetting the impact of the partnership losses and the reduction of trading revenue was the gain on sale of securities available-for-sale, net, totaling $6,713,000 in 2001, from the sale of securities with a net carrying value of $109.5 million. In 2000, there were losses on sale of securities available-for-sale, net, which amount is reported as part of non-interest expense in the following section.

The Company has received rights to acquire stock in the form of warrants as an adjunct to its high technology banking relationships. Most of these warrants contain cashless exercise provisions thereby qualifying them as derivatives under Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which was implemented on January, 2001. (See also discussion in Non-Interest Expense, following.) As of December 31, 2001 the Company held warrants from 49 separate companies. The warrants from 44 companies were derivatives under SFAS No.133 with a fair value of $1.8 million as of December 31, 2001. The warrants from 5 companies are carried at a cost of nominal amounts. The warrants are included as part of other assets on the Company's consolidated balance sheets.

Non-interest income in 2000 totaled $21,755,000, representing an increase of $11,211,000, or 106%, over $10,544,000 of non-interest income in 1999. The increase was primarily attributable to trading account revenue. For the years ended December 31, 2000 and 1999, trading account revenue was $13,013,000 and $1,525,000, respectively.

Non-Interest Expense

Non-interest expense decreased $4,579,000, or 9.77%, to $42,282,000 in 2001, from $46,861,000 in 2000. The reduction was primarily due to the loss on sale of securities available-for-sale, net, of $10,341,000 recorded in 2000. As noted above, during 2001 there was a net gain on sale of securities available-for-sale, net, which amount is classified as non-interest income, as discussed above.

Partially offsetting the absence of a loss on sale of securities available-for-sale, net, in 2001 was the reduction of fair value of derivatives in the amount of $6,762,000 during 2001. This amount represents the decline of the fair value of derivatives as measured at December 31, 2001 compared to January 1, 2001. SFAS No. 133 was implemented on January 1, 2001, resulting in the pre-tax recognition of $8,561,000 reflecting the fair value of warrants containing a cashless exercise provision. (See also "Cumulative Effect of a Change in Accounting Principle," following.)

Excluding the loss on sale of securities in 2000 of $10,341,000 and the reduction of fair value of derivatives in 2001 of $6,762,000, non-interest expense was $35,520,000 and $36,520,000 for the year ended December 31, 2001 and 2000, respectively. The decline was due primarily to lower salaries and employee benefits which declined $1,896,000, mainly the result of a lower incentive compensation expense. Incentive compensation is a function of pre-tax earnings.

For the years ended December 31, 2001 and 2000, the Company's efficiency ratio was 36.0% and 37.6%. The ratio is computed as non-interest expense divided by the sum of net interest income plus non-interest income. The gains / losses on sales of securities available-for-sale, net, trading revenue and income / (loss) from other investments and the reduction of fair value of derivatives are all excluded from the computation.

Non-interest expense increased $14,159,000, or 43.3%, from $32,702,000 in 1999 to $46,861,000 in 2000 due principally to a $9,590,000 increase of losses on the sale of securities available-for-sale, net. Excluding the losses on sale of securities, non-interest expense was up $4,569,000, or 14.3%, from 1999. This increase was primarily due to an increase of $2,729,000 of salaries and employee benefits and an increase of other non-interest expense primarily due to the accrual of a $2,400,000 litigation expense which was paid in 2001.

Provision for Income Taxes

For 2001, the Company's provision for income taxes was $14,550,000, a reduction of $9,110,000, or 38.5%, from $23,660,000 recorded in 2000. The effective tax rate in 2001 was 34.5% as compared to 38.1% in 2000. The decrease of the effective tax rate in 2001 is largely the result of the reduction of income taxes from GB Capital Trust, a real estate investment trust ("REIT") which began operations in September of 2001. The REIT is a wholly-owned subsidiary of General Bank. The low income housing ("LIH") tax credit was $1,176,000 and $1,852,000 in 2001 and 2000, thereby partially offsetting the 2001 tax benefits from the REIT.

For 2000, the Company's provision for income taxes was $23,660,000, an increase of $5,328,000, or 29.1%, from $18,332,000 recorded in 1999. The effective tax rate in 2000 was 38.1% as compared to 37.9% in 1999. The increased effective tax rate was due primarily to the reduced level of low income housing tax credits as a percentage of pre-tax income. The LIH tax credit was $1,852,000 in 2000 compared to $1,980,000 in 1999.

Cumulative Effect of a Change of Accounting Principle

On January 1, 2001, the Company adopted SFAS No.133. On that date a transition adjustment of $8,561,000 was recorded. The transition adjustment is presented net of tax in the amount of $4,962,000 as a cumulative effect of a change of accounting principle in the Company's consolidated statements of income.

Financial Condition

The Company's assets totaled $2,367.2 million as of December 31, 2001, representing an increase of $398.1 million, or 20.2%, over the $1,969.1 million total assets as of December 31, 2000. The asset growth was $163.9 million of loans and leases and $243.6 million of securities available-for-sale. The growth of assets was primarily funded by an increase of total deposits of $153.4 million and an increase of borrowings from the Federal Home Loan Bank totaling $227.4 million. Total stockholders' equity increased $18.5 million. The growth of stockholders' equity was impacted by the repurchase of company stock totaling $17.1 million. (See also Capital Resources in section following.)

Loans and Leases

The growth of loans and leases to $1,132.9 million as of December 31, 2001, from $969.0 million as of December 31, 2000, represents a 16.9% increase. The largest growth component of the loan portfolio was real estate construction which increased $68.2 million, or 40.9%. Real estate conventional loans increased $54.7 million, or 17.7%. Commercial loans increased $46.2 million, or 10.3%. As of December 31, 2001, commercial loans include $75 million and $65 million of credits to the apparel / textile industry and the electronic goods industry, respectively. Commercial loans also include $38 million of credits to early stage high technology companies.

The following table sets forth the gross amount of loans and leases outstanding in each category as of the dates indicated:

	December 31,				
	2001	2000	1999	1998	1997
(In Thousands)					
Commercial	**$ 495,681**	$449,484	$398,379	$309,198	$233,309
Real Estate—Construction	**234,860**	166,656	195,133	177,737	90,560
Real Estate—Conventional	**364,567**	309,834	295,614	263,869	276,350
Installment	**101**	2	11	37	54
Other Loans	**20,345**	25,969	20,238	22,302	23,993
Leveraged Leases	**17,335**	17,078	16,582	15,802	14,563
Total	**$1,132,889**	$969,023	$925,957	$788,945	$638,829

Trade financing loans, which are included in commercial loans, are made by the Bank's Corporate Lending and International Division which, in addition to granting loans to finance the import and export of goods between the United States and countries in the Pacific Rim, also provides letters of credit and other related services. Trade financing loans decreased $23.5 million or 6.6%, from $353.4 million as of December 31, 2000 to $329.9 million, as of December 31, 2001. The Bank does not make loans to foreign banks, foreign governments or their central banks, or commercial and industrial loans to entities domiciled outside of the United States, except for the extension of overdraft privileges to its foreign correspondent banks on a limited, case by case, basis. All loan transactions are U.S. dollar denominated.

Commercial loans also include $35.8 million of Small Business Administration loans of which $24.4 million are government sponsor-guaranteed. As of December 31, 2001, commercial loans represented 43.8% of the total loan portfolio compared to 46.4%, as of December 31, 2000.

Real estate construction loans are real estate loans secured by first trust deeds. As of December 31, 2001, construction loans totaled $234.9 million, or 20.7% of the total loan portfolio as compared to $166.7 million, or 17.2%, as of December 31, 2000.

Conventional real estate loans are loans, other than construction loans, secured by first trust deeds or junior real estate liens. As of December 31, 2001, conventional real estate loans totaled $364.6 million, or 32.2%, of the total loan portfolio.

The Company's lending policy limits the loan to value ratio on conventional real estate and construction loans to a maximum of 75% of the appraised value. Loans in excess of such amount are granted only on an exception basis.

The following table sets forth the breakdown by type of collateral for construction and conventional real estate loans as of December 31, 2001 and 2000:

	2001				2000			
Project Type	**Construction Loans**	**Percentage**	**Conventional Real Estate Loans**	**Percentage**	Construction Loans	Percentage	Conventional Real Estate Loans	Percentage
(In Thousands)								
Residential:								
Single-Family	**$104,427**	**45%**	**$ 13,422**	4%	$ 79,280	48%	$ 18,584	6%
Townhouse	**6,589**	**3**	**506**	—	6,161	4	519	—
Condominums	**91,998**	**39**	**3,483**	1	59,838	36	4,371	1
Multi-Family	**17,026**	**7**	**25,162**	**7**	12,107	7	30,754	10
Land Development	**4,952**	**2**	**272**	—	—	—	—	—
Total Residential	**$224,992**	96%	$ 42,845	12%	$157,386	95%	$ 54,228	18%
Non-Residential:								
Warehouse	**$ —**	**—%**	**$ 46,824**	**13%**	$ —	—%	$ 50,584	16%
Retail Facilities	481	—	**84,532**	**23**	—	—	57,806	19
Industrial Use	—	—	**30,389**	**8**	3,864	2	32,240	10
Office	**2,452**	1	**43,555**	**12**	1,510	1	24,634	8
Hotel and Motel	**5,486**	**2**	**56,239**	**15**	—	—	56,098	18
Other	**1,449**	1	**60,183**	**17**	3,896	2	34,244	11
Total Non-Residential	**$ 9,868**	4%	**$321,722**	88%	$ 9,270	5%	$255,606	82%
Total	**$234,860**	**100%**	**$364,567**	100%	$166,656	100%	$309,834	100%

Substantially all of the collateral securing construction and conventional real estate loans is located in California. However, the Bank does financing out-of-state as well. As of December 31, 2001, the Bank has a full service branch in the state of Washington and continues to maintain a loan production office in the city of New York.

Other loans are primarily comprised of loans secured by the Bank's time deposits. Other loans totaled $20.3 million and $26.0 million, as of December 31, 2001 and 2000, respectively.

Leveraged leases are comprised primarily of two aircraft leveraged leases. In December 1997, the Company purchased a leveraged lease on a Boeing 737 with a fair value of $24.0 million and a remaining estimated economic life of 28 years. The lease term ends in March, 2016, however, the lessee has an early buy out option in the year 2011. The Company's original equity investment was $6.3 million. As of December 31, 2001 the book value was $8.8 million. As of December 31, 2001, the aircraft is subject to $15.5 million of third-party financing in the form of long-term debt that provides for no recourse against the Company and is secured by a first lien on the aircraft. The residual value at the end of the full-term lease is estimated to be $5.5 million, as of December 31, 2001, unchanged from prior years. The residual value is supported by an independent appraisal done in December, 2001.

In December 1996, the Company purchased a leveraged lease on a Boeing 737 with a fair value of $24.2 million and a remaining estimated economic life of 30 years. The lease term is through the year 2012. The Company's original equity investment was 5.2 million. As of December 31, 2001, the book value was $8.1 million. As of December 31, 2001, the aircraft is subject to $12.9 million of third-party financing in the form of long-term debt that provides for no recourse against the Company and is secured by a first lien on the aircraft. The residual value at the end of the lease term is estimated to be $7.6 million, as of December 31, 2001, unchanged from prior years. The residual value is supported by an independent appraisal done in December, 2001.

The value of the leveraged leases may be affected in the future by the profitability of the airline industry and of the two airlines, in particular. Were either of the two airlines to default on the above-described leveraged leases, the Company's investments would be substantially at risk due to the debt outstanding and the current depressed market values of such aircraft.

For federal income tax purposes, the Company has the benefit of tax deductions for depreciation on the entire leased asset and for interest paid on the long-term debt. Deferred taxes are provided to reflect the temporary differences associated with the leveraged leases.

In addition to the two aircraft leveraged leases, the Company has two other equipment leveraged leases included in loans and leases totaling $0.3 million, as of December 31, 2001.

In the ordinary course of business, the Bank has granted loans to certain directors and companies with which they are associated. In the opinion of management, these loans were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the same time for comparable transactions with other customers. Please refer to note 5 of notes to consolidated financial statements.

The following table shows the maturity schedule of the Company's loans and leases outstanding as of December 31, 2001, which is based on the remaining scheduled repayments of principal. Non-accrual loans of $24.9 million are included in the "within one year" category:

	Within One Year	After One but Within Five Years	More than Five Years	Total
(In Thousands)				
Commercial	$362,697	$ 85,858	$ 47,126	$ 495,681
Real Estate— Construction	160,838	74,022	—	234,860
Real Estate— Conventional	44,103	181,240	139,224	364,567
Installment	—	101	—	101
Other Loans	20,056	289	—	20,345
Leveraged Leases	287	—	17,048	17,335
Total	$587,981	$341,510	$203,398	$1,132,889

As of December 31, 2001, excluding non-accrual loans, loans and leases scheduled to be repriced within one year, after one but within five years, and in more than five years, are as follows:

	Within One Year	After One but Within Five Years	More than Five Years	Total
(In Thousands)				
Total Fixed Rate	$ 41,305	$131,641	$135,604	$ 308,550
Total Variable Rate	799,399	—	—	799,399
Total	$840,704	$131,641	$135,604	$1,107,949

As of December 31, 2001, there were no loans held for sale and no loans held for sale were originated during 2001. As of December 31, 2001, the Bank continues to service mortgages under an FNMA contract amounting to $1.3 million.

Non-performing Assets

A certain degree of risk is inherent in the extension of credit. Management believes that it has credit policies in place to assure minimizing the level of loan losses and non-performing loans. The Company performs a quarterly assessment of the credit portfolio to determine the appropriate level of the allowance. Included in the assessment is the identification of loan impairment. A loan is identified as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. Loan impairment is measured by estimating the expected future cash flows and discounting them at the respective effective interest rate or by valuing the underlying collateral.

The Company has a policy of classifying loans (including impaired loans) which are 90 days past due as to principal and/or interest as non-accrual loans unless management determines that the fair value of the underlying collateral is substantially in excess of the loan amount or circumstances justify treating the loan as fully collectible. After a loan is placed on non-accrual status, any interest previously accrued, but not yet collected, is reversed against current income. The amortization of any deferred loan fees is stopped. A loan is returned to accrual status only when the borrower has demonstrated the ability to make future payments of principal and interest as scheduled, and the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms. Interest received on non-accrual loans generally is either applied against principal or reported as recoveries on amounts previously charged-off, according to management's judgment as to the collectibility of principal.

The following table provides information with respect to the Company's past due loans, non-accrual loans, other real estate owned and restructured loans, as of the dates indicated:

	December 31,				
(In Thousands)	**2001**	2000	1999	1998	1997
Loans 90 Days or More Past Due and Still Accruing	**$ 1,730**	$ 2,217	$ —	$ 780	$ 2,778
Non-accrual Loans	**24,940**	14,823	44,521	20,790	9,834
Total Past Due Loans	**26,670**	17,040	44,521	21,570	12,612
Restructured Loans	**1,706**	4,978	7,249	10,440	20,323
Total Non-performing Loans	**28,376**	22,018	51,770	32,010	32,935
Other Real Estate Owned, net	**383**	1,035	8,170	6,885	7,871
Total Non-performing Assets	**$28,759**	$23,053	$59,940	$38,895	$40,806
Non-performing Assets to Period End Loans and Leases, net, Plus Other Real Estate Owned, net	**2.61%**	2.44%	6.59%	5.05%	6.52%
Non-performing Assets to Period End Total Assets	**1.21%**	1.17%	3.44%	2.31%	2.70%

Total non-performing assets increased to $28.8 million, as of December 31, 2001, from $23.1 million as of December 31, 2000, representing a $5.7 million, or 24.8%, increase. The increase is due to the increase of non-accrual loans, up $10.1 million from December 31, 2000. All other categories of non-performing assets decreased.

Past-due loans of 90 days or more and still accruing

The total of past due loans of 90 days or more and still accruing totaling $1.7 million as of December 31, 2001, is comprised of 3 borrowers. The Bank does not anticipate any loss on these credits.

Non-accrual loans

The following table details the $10.1 million increase of non-accrual loans during the year:

(In Thousands)	
Balance at December 31, 2000	$ 14,823
Add: Loans Placed on Non-accrual Status	44,854
Less: Charge-offs	(14,477)
Returned to Accrual Status	(7,248)
Repayments	(12,989)
Transferred to OREO	(23)
Balance at December 31, 2001	$ 24,940

The following table breaks out the Company's non-accrual loans by loan category as of December 31, 2001 and 2000:

(In Thousands)	**2001**	2000
Commercial	**$15,093**	$14,823
Real Estate-Construction	**9,738**	—
Real Estate-Conventional	**109**	—
Total	**$24,940**	$14,823

The commercial loan non-accruals of $15.1 million includes $6.5 million and $1.9 million from the apparel / textile industry and the computer / electronic goods industry, respectively. Also, included in the $15.1 million is $0.3 million from early stage high technology companies.

The effect of non-accrual loans outstanding as of year-end on interest income for the years 2001, 2000 and 1999 is presented below:

(In Thousands)	**2001**	2000	1999
Contractual Interest Due	**$ 3,329**	$ 2,043	$4,546
Interest Recognized	**(2,085)**	(1,606)	(972)
Net Interest Foregone	**$ 1,244**	$ 437	$3,574

Contractual interest due is based on original loan amounts. Any partial charge-offs are not considered in the determination of contractual interest due.

Restructured loans

The balance of restructured loans as of December 31, 2001, was $1.7 million compared to $5.0 million as of December 31, 2000, representing a $3.3 million, or 65.7%, decrease. The decline was primarily the result of the pay-off of $2.3 million comprising four restructured loans during the year, and the continuing monthly payments pursuant to the restructured terms of the remaining loans. There were no loan restructurings during the year ended December 31, 2001. A loan is categorized as restructured if the original interest rate on such loan, the repayment terms, or both, is modified due to deterioration in the financial condition of the borrower. Restructured loans may also be put on a non-accrual status in keeping with the Bank's policy of classifying loans which are 90 days past due as to principal and/or interest. Restructured loans which are non-accrual loans are not included in the balance of restructured loans. As of December 31, 2001, restructured loans consisted of two credits, down from six, as of December 31, 2000. The weighted average yield of the restructured loans as of December 31, 2001, was 10.01%.

As of December 31, 2001, there are no commitments to lend additional funds to borrowers associated with restructured loans.

The effect of restructured loans outstanding as of year-end on interest income for the years ended December 31, 2001, 2000 and 1999 is presented below:

	2001	2000	1999
(In Thousands)			
Contractual Interest Due	**$ 218**	$ 968	$ 993
Interest Recognized	**(199)**	(684)	(764)
Net Interest Foregone	**$ 19**	$ 284	$ 229

Other real estate owned

As of December 31, 2001, other real estate owned, net of valuation allowance of $0.4 million, totaled $0.4 million, representing a decrease of $0.6 million, from the balance of $1.0 million, net of valuation allowance of $0.9 million, as of December 31, 2000. As of December 31, 2001, OREO consisted of one property in Los Angeles.

The following is an analysis of the change in OREO (before valuation allowance) for the years as indicated:

	Year ended December 31,	
	2001	2000
(In Thousands)		
Beginning Balance	**$ 1,926**	$11,185
Additions	**18**	673
Dispositions	**(1,141)**	(9,932)
Ending Balance, December 31, 2001	**$ 803**	$ 1,926

The net gain realized on sales of OREO for 2001 was $475,000 compared to $1,841,000 for 2000.

The following table sets forth OREO by type of property as of the dates indicated:

	December 31,	
	2001	2000
(In Thousands)		
Property Type		
Land	**$ —**	$ 471
Retail Facilities	**803**	803
Industrial Facilities / Building	**—**	652
Less: Valuation Allowance	**(420)**	(891)
Total OREO, Net	**$ 383**	$1,035

Impaired loans

A loan is identified as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. Loan impairment is measured by estimating the expected future cash flows and discounting them at the respective effective interest rate or by valuing the underlying collateral.

The following table discloses pertinent information as it relates to the Company's impaired loans as of and for the dates indicated:

	As of and for the Year Ended December 31,		
	2001	2000	1999
(In Thousands)			
Recorded Investment with Related Allowance	**$28,734**	$ 9,598	$42,881
Recorded Investment with no Related Allowance	**273**	3,778	4,003
Total Recorded Investment	**$29,007**	$13,376	$46,884
Allowance on Impaired Loans	**(5,224)**	(2,626)	(5,806)
Net Recorded Investment in Impaired Loans	**$23,783**	$10,750	$41,078
Average Total Recorded Investment in Impaired Loans	**$23,516**	$20,431	$46,479
Interest Income Recognized	**$ 239**	$ 1,221	$ 538

Of the amount of interest income recognized in 2001, 2000 and 1999, no interest was recognized under the cash basis method.

Management cannot predict the extent to which the current economic environment, including the real estate market, may improve or worsen, or the full impact such environment may have on the Bank's loan portfolio. Furthermore, as the Bank's primary regulators review the loan portfolio as part of their routine, periodic examinations of the

Bank, their assessment of specific credits may affect the level of the Bank's non-performing loans. Accordingly, there can be no assurance that other loans will not be placed on non-accrual, become 90 days or more past due, have terms modified in the future, or become OREO.

Allowance for Credit Losses

As of December 31, 2001, the balance of the allowance for credit losses was $23.7 million, representing 2.09% of outstanding loans and leases. This compares to an allowance for credit losses of $19.4 million as of December 31, 2000, representing 2.00% of outstanding loans and leases.

The provision for credit losses is an amount required to maintain an allowance for credit losses that is adequate to cover probable credit losses related to specifically identified loans as well as probable credit losses inherent in the remainder of the loan and lease portfolio. Management evaluates the loan portfolio, the economic environment, historical loan loss experience, collateral values and assessments of borrowers' ability to repay in determining the amount of the allowance for credit losses. The balance of the allowance for credit losses is an accounting estimate of probable but unconfirmed losses in the Bank's loan portfolio as of December 31, 2001 and 2000. Such an amount is based on ongoing, quarterly assessments of the probable estimated losses inherent in the loan and lease portfolio, and to a lesser extent, unused commitments to provide financing. The Company's methodology for assessing the appropriateness of the allowance consists primarily of the use of a formula allowance.

The formula allowance is calculated by applying loss factors to outstanding loans and leases and certain unused commitments, in each case based on the internal risk rating of such loans, pools of loans, leases or commitments. Changes in risk rating of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based on the Company's historical loss experience and may be adjusted for significant factors that, in management's judgement, affect the collectibility of the portfolio as of the evaluation date. Loss factors are described as follows:

- Problem graded loan loss factors represent percentages which have proven accurate over time. Such factors are checked against and supported by migration analysis which tracks loss experience over a five-year period.
- Pass graded loan loss factors are based on the approximate average annual net charge-off rate over an eight-year period.
- Pooled loan loss factors (not individually graded loans) are based on probable net charge-offs. Pooled loans are loans and leases that are homogeneous in nature, such as residential mortgage loans and small business loans.

The ratio of the allowance for credit losses to non-performing and to restructured loans declined to 83.4% as of December 31, 2001 from 88.2% as of December 31, 2000. As a percentage of non-accrual loans, the allowance declined to 94.9% as of December 31, 2001 compared to 131.1% as of December 31, 2000.

A detailed analysis of the Company's allowance for credit losses, the recoveries on loans previously charged off, and the amount of loans and leases charged off is summarized in the following table:

(In Thousands)	**2001**	2000	1999	1998	1997
Balance at Beginning of Year	**$19,426**	$19,808	$19,381	$16,776	$16,209
Charge-offs:					
Commercial	**14,943**	4,192	6,330	1,949	3,848
Real Estate	**2,384**	198	7	338	803
Installment & other	**—**	—	—	—	47
Total Charge-offs	**17,327**	4,390	6,337	2,287	4,698
Recoveries:					
Commercial	**601**	1,680	417	901	491
Real Estate	**852**	1,128	2,847	2,491	3,723
Installment & Other	**4**	—	—	—	51
Total Recoveries	**1,457**	2,808	3,264	3,392	4,265
Net Charge-offs (Recoveries)	**15,870**	1,582	3,073	(1,105)	433
Provision Charged to Operating Expenses	**20,100**	1,200	3,500	1,500	1,000
Balance at End of Year	**$23,656**	$19,426	$19,808	$19,381	$16,776
Ratio of Net Charge-offs to Average Loans and Leases Outstanding	**1.49%**	0.17%	0.36%	N/A	0.07%
Allowance for Credit Losses to Year-End Loans and Leases	**2.09%**	2.00%	2.14%	2.46%	2.63%
Allowance for Credit Losses to Non-accrual Loans	**94.85%**	131.05%	44.49%	93.22%	170.59%
Allowance for Credit Losses to Non-performing and Restructured Loans	**83.37%**	88.23%	38.26%	60.55%	50.94%
Provision for Credit Losses Divided by Net Charge-offs	**126.65%**	75.85%	113.90%	N/A	230.95%
Allowance for Credit Losses to Past Due Loans	**88.70%**	114.00%	44.49%	89.85%	133.02%

For the year 2001, there were net charge-offs of $15.9 million compared to net charge-offs of $1.6 million in 2000.

Although the Company does not normally allocate the allowance for credit losses to specific loan categories, an allocation to the major categories has been made for purposes of this report and is set forth in the table below. These allocations are estimates based on historical loss experience and management's judgment. The allocation of the allowance for credit losses is not necessarily an indication that the charge-offs will occur, or if they do occur, that they will be in the proportion indicated in the table.

	December 31,									
	2001		2000		1999		1998		1997	
(Dollars In Thousands)	**(1)**	**(2)**	(1)	(2)	(1)	(2)	(1)	(2)	(1)	(2)
Commercial	**$14,999**	**43.8%**	$11,500	46.4%	$ 8,626	43.0%	$ 9,834	39.2%	$ 6,538	36.5%
Real Estate—Construction	**3,799**	**20.7**	3,265	17.2	6,636	21.1	4,307	22.5	1,852	14.2
Real Estate—Conventional	**4,418**	**32.2**	4,147	31.9	4,078	31.9	4,669	33.5	7,478	43.2
Installment	**1**	**—**	—	—	—	—	1	—	1	—
Other Loans	**237**	**1.8**	310	2.7	257	2.2	337	2.8	372	3.8
Leveraged Leases	**202**	**1.5**	204	1.8	211	1.8	233	2.0	535	2.3
Total	**$23,656**	100.0%	$19,426	100.0%	$19,808	100.0%	$19,381	100.0%	$16,776	100.0%

(1) Amount represents the allocated portion of the allowance for credit losses to the credit categories for each respective year.

(2) Percentage indicated represents the proportion of each loan category to total loans for each respective year.

Borrowers in the commercial loan category include companies in the high technology and garment industries. In the past year, high technology companies have been subject to volatile capital markets and their ability to raise money to fund operations has been affected which in turn affects their ability to repay loans from the Company. The garment industry has been affected by increasing competition and more recently, a decline in retail sales, which could also affect the ability of borrowers from the industry to repay. All borrowers are affected by the strength of the economy. The weakness of the economy in 2001, plus specific industry factors such as the above, have resulted in an increase of problem credits and an increase in the provision for credit losses.

Securities

The Company classifies its securities as held-to-maturity, trading or available-for-sale. Securities classified as held-to-maturity are those that the Company has the positive intent and ability to hold until maturity. These securities are carried at amortized cost.

Securities that are obtained and held principally for the purpose of selling them in the near term are classified as trading and are reported at fair value, with unrealized gains and losses included in earnings. Equity securities received upon the exercise of warrants and security distributions from venture capital funds are classified as trading. As of December 31, 2000, warrants with a fair value of $5,899,000 were included in securities available-for-sale. The difference between fair value and cost was included in other comprehensive income in the amount of $5,899,000. The cost of the warrants was nominal. This accounting was changed with the implementation of SFAS 133 on January 1, 2001.

Securities that could be sold in response to changes in interest rates, increased loan demand, liquidity needs, capital requirements or other similar factors, are classified as securities available-for-sale. These securities are carried at fair value, with net unrealized gains or losses reflected net of tax in other comprehensive income.

As of December 31, 2001, the Company recorded net unrealized holding gains of $18,170,000 on its available-for-sale portfolio. Included as a component of other comprehensive income is $10,530,000, representing the net unrealized holding gains, net of tax on the unrealized holding gains of the available-for-sale portfolio. As of December 31, 2000, the Company had recorded net unrealized holding gains of $17,081,000 on its available-for-sale portfolio including $5,899,000 associated with warrants from one company and included $9,900,000 in other comprehensive income representing the net unrealized holding gains, net of tax.

The following table discloses proceeds received and gross gains / losses recognized from the sale of securities available-for-sale for the years as indicated:

	2001			2000		
Security Classification	**Proceeds**	**Gain**	**(Loss)**	Proceeds	Gain	(Loss)
(In Thousands)						
Available-for-Sale	**$116,229**	**$6,844**	**$(131)**	$201,021	$55	$(10,396)

Included in the sale of securities in 2000 was the sale of $15 million of debt issued by Finova Capital Corp. at a loss of $6,388,000, of which $9 million of the proceeds were reinvested in other Finova securities. In the third quarter of 2001, $11.4 million of payments from the restructuring of Finova were received, resulting in the elimination of the book value of the Finova securities previously held. In addition, $4.5 million par value of new Finova senior secured notes having a term of 8 years and a coupon rate of 7.5% were received. In October, 2001, the $4.5 million Finova securities were sold and a $1,788,000 gain was recognized. The Finova securities were included in the balance of the available-for-sale portfolio.

The following table summarizes the carrying value of the Company's securities held-to-maturity, securities available-for-sale and trading securities for each of the past three years:

	December 31,		
	2001	2000	1999
(In Thousands)			
Securities Held-to-Maturity			
U.S. Government Agencies	$ —	$ 1,025	$ 1,294
Collateralized Mortgage Obligations	—	—	6
Total	$ —	$ 1,025	$ 1,300
Securities Available-for-Sale			
U.S. Government Agencies	**$ 102,254**	$ 21,380	$ 21,374
Mortgage Backed Securities	**303,076**	94,262	170,771
Commercial Mortgage Backed Securities	**170,363**	72,402	30,278
Corporate Notes	**91,976**	85,875	58,571
Collateralized Mortgage Obligations	**313,778**	266,701	158,911
Asset Backed Securities	**104,922**	305,551	237,002
FHLB Stock	**12,620**	3,124	6,110
Other Securities	—	6,088	—
Total	**$1,098,989**	$855,383	$683,017
Trading Account Securities			
Equity Issues	**$ 31**	$ 4,637	$ 1,114
Total	**$ 31**	$ 4,637	$ 1,114

As of December 31, 2001, the fair value of the unsecured corporate notes are as follows:

(In Millions)	
Lehman Brothers	$15.80
Aristar (WAMU)	10.70
Household Financial	10.55
CIT Group	10.48
Bear Stearns	10.33
Ford Motor Credit	10.28
Daimlerchrysler N.A.	6.25
Heller Financial	10.32
American General Finance	5.16
Countrywide Credit Corp	2.11
Total	$91.98

The following table shows the contractual maturities of securities as of December 31, 2001, and the weighted average yields. The actual maturities of certain securities are expected to be shorter than the contractual maturities. Trading account securities are excluded as the issues in portfolio are shares of common stock and they are non-interest bearing with no stated maturity.

	Within One Year Amount	Yield	After One but within Five Years Amount	Yield	After Five but within Ten Years Amount	Yield	After Ten Years Amount	Yield	Total Amount	Yield
(Dollars in Millions)										
Securities Available-for-Sale										
U.S. Government Agencies	$ —	—%	$101.52	5.00%	$ —	—%	$ 0.73	3.47%	$ 102.25	4.97%
Mortgage Backed Securities	—	—	—	—	12.85	6.04	290.23	6.21	303.08	6.20
Commercial Mortgage Backed Securities	—	—	—	—	45.88	6.71	124.48	5.83	170.36	6.07
Corporate Notes	10.25	7.14	81.73	6.84	—	—	—	—	91.98	6.88
Collateralized Mortgage Obligations	—	—	—	—	7.82	7.02	305.96	6.27	313.78	6.29
Asset Backed Securities	—	—	—	—	0.60	7.33	104.32	6.80	104.92	6.81
Other Securities	12.62	4.33	—	—	—	—	—	—	12.62	4.33
Total	$22.87	5.59%	$183.25	5.81%	$67.15	6.62%	$825.72	6.25%	$1,098.99	6.18%

The following table summarizes the aggregate carrying value and fair value of securities of any one issuer which exceeds ten percent of stockholders' equity as of December 31, 2001. The table excludes securities issued by the U.S. Government.

Issuer	Carrying Value	Fair Value
(In Thousands)		
Bear, Stearns Commercial Mortgage	$ 24,687	$ 25,263
Citicorp Mortgage Securities	20,223	20,651
Credit Suisse First Boston	20,896	20,819
GMAC Commercial Mortgage	20,892	20,390
Lehman Brothers Inc.	23,718	25,067
Norwest Capital	20,750	21,455
Total	$131,166	$133,645

The above includes corporate notes, asset backed securities, mortgage backed securities and collateralized mortgage obligations. The rating of the corporate notes included above is single-A. All other securities are rated triple-A.

Other Investments

As of December 31, 2001, other investments totaled $11.5 million. Included in the balance is $8.7 million of investments in various venture capital funds that invest in technology companies. As of December 31, 2001 undisbursed commitments to invest in these various funds totaled $6.7 million. In addition to seeking an appropriate return from such investments, the Company seeks to use the investments to increase its high technology banking business. Also included in other investments is a 10% equity ownership in the beneficial interests of an aircraft finance trust ("AFT") totaling $6.1 million as of December 31, 2001, which amount excludes an other comprehensive loss amount of $3.8 million. This amount reduces the carrying value of AFT. AFT owns a number of aircraft on lease to different lessees in various countries. All of these partnership interests are accounted for by the equity method. As previously indicated, AFT recorded a $1.8 million impairment expense associated with the write-down of the value of two of its aircraft. If there are further impairment write-downs during the annual audit of AFT for 2001, such amounts would be recorded by the Company in the first quarter of 2002.

Also included in other investments are investments made by the Bank in corporations responsible for lending activities qualifying under, among other things, the Community Reinvestment Act. These investments totaled $0.5 million at December 31, 2001. There are $0.9 million of undisbursed commitments relating to one of these investments as of December 31, 2001. These investments are accounted for by the cost method.

Funding Sources

Deposits

The Company's deposits totaled $1,827.9 million as of December 31, 2001, representing a $153.4 million, or 9.2%, increase over the $1,674.6 million total deposits as of December 31, 2000. Interest bearing demand/saving deposits and time deposits reflected growth of $71.3 and $71.9 million, respectively, as of December 31, 2001 compared to December 31, 2000. Included in time deposits are time certificates of deposit of $100,000 or more which increased $94.5 million. This deposit category includes $140 million from the state of California as of December 31, 2001, representing a $40 million increase from December 31, 2000. These deposits are collateralized by collateralized mortgage obligations and mortgage backed securities at 110%, as is required for all public time deposits. Total deposits in the northern California branches declined $25 million to $255 million as of December 31, 2001 from $280 million as of December 31, 2000.

The following table discloses the deposit mix of the Bank as of December 31, 2001, 2000 and 1999:

	2001		2000		1999	
Deposit	**Balance**	**% of Total Deposits**	Balance	% of Total Deposits	Balance	% of Total Deposits
(In Thousands)						
Demand	**$ 217,413**	**11.89%**	$ 207,281	12.38%	$ 174,753	11.72%
Interest Bearing Demand	**438,660**	**24.01%**	389,347	23.25%	323,451	21.70%
Savings	**91,418**	**5.00%**	69,386	4.14%	78,050	5.24%
Time Certificates of Deposit of $100,000 or More	**920,615**	**50.36%**	826,157	49.34%	712,398	47.78%
Other Time Deposits	**159,821**	**8.74%**	182,398	10.89%	202,159	13.56%
Total Deposits	**$1,827,927**	**100.00%**	$1,674,569	100.00%	$1,490,811	100.00%

During 2001, average deposits increased to $1,710.8 million from $1,634.9 million during 2000, representing an increase of $75.9 million, or 4.6%.

The following two tables set forth the average amount, the percentage to total average deposits and the average rate paid on each of the following deposit categories for the years ended December 31, 2001, 2000, 1999, 1998 and 1997:

	2001			2000			1999		
	Average Amount	**Ratio**	**Weighted Average Rate**	Average Amount	Ratio	Weighted Average Rate	Average Amount	Ratio	Weighted Average Rate
(Dollars in Thousands)									
Deposits									
Noninterest-bearing Demand Deposits	**$ 195,929**	**11%**	**—%**	$ 190,863	12%	—%	$ 164,620	11.41%	—%
Interest-bearing Demand Deposits	**367,411**	**21%**	**2.00**	395,362	24%	3.53	299,588	20.77%	2.56
Saving Deposits	**70,898**	**4%**	**1.31**	74,324	5%	2.46	82,356	5.71%	2.20
Time Deposits	**1,076,578**	**63%**	**4.58**	974,346	60%	5.45	895,875	62.11%	4.57
Total	**$1,710,816**	**100.00%**	**3.80%**	$1,634,895	100.00%	4.77%	$1,442,439	100.00%	3.94%

	1998			1997		
	Average Amount	Ratio	Weighted Average Rate	Average Amount	Ratio	Weighted Average Rate
(Dollars in Thousands)						
Deposits						
Noninterest-bearing Demand Deposits	$ 148,436	10.89%	—%	$ 140,761	11.34%	—%
Interest-bearing Demand Deposits	262,281	19.23	2.63	228,819	18.43	2.29
Saving Deposits	86,776	6.36	2.58	110,628	8.91	2.74
Time Deposits	866,229	63.52	5.10	761,277	61.32	5.07
Total	$1,363,722	100.00%	4.38%	$1,241,485	100.00%	4.26%

The growth of deposits from the Company's customers reflects the continuing tradition of personalized services. There are no brokered deposits outstanding. The Company believes that the majority of its deposit customers have strong ties to the Bank. Although the Company has a significant amount of time certificates of deposit of $100,000 or more having maturities of one year or less, the depositors have generally renewed their deposits in the past at their maturity. Accordingly, the Company believes its deposit source to be stable. The following table is indicative of the length of the relationship of depositors of time certificates of deposit of $100,000 or more with the Bank as of December 31, 2001 and 2000:

	2001		2000	
	Amount	**No. of Accounts**	Amount	No. of Accounts
(Dollars in Thousands)				
3 Years or more	**$721,597**	**3,003**	$626,200	2,787
2-3 Years	**51,357**	**318**	55,750	282
1-2 Years	**72,313**	**347**	70,092	378
Less than 1 Year	**75,348**	**355**	74,115	392
Total Deposits	**$920,615**	**4,023**	$826,157	3,839

The maturity schedule of time certificates of deposit of $100,000 or more as of December 31, 2001 is as follows:

	Amount
(In Thousands)	
3 Months or Less	$467,350
Over 3 Months Through 6 Months	187,097
Over 6 Months Through 12 Months	254,018
Over 12 Months	12,150
Total	$920,615

Other Borrowings

As of December 31, 2001, the Bank had obtained advances from the Federal Home Loan Bank of San Francisco (the "FHLB") totaling $252.4 million, up $227.4 million from December 31, 2000. The advances are under an existing line of credit whereby the FHLB has granted the Bank a line of credit equal to 25 percent of its assets. The following relates to the outstanding advances as of December 31, 2001:

Maturity	Amount	Weighted Average Interest Rate
(In Thousands)		
Within 90 days	—	—
Within 90-365 days	$ 25,000	4.93%
1-2 year	195,400	3.92%
2-3 years	32,000	5.07%
	$252,400	4.16%

The FHLB advances are secured by real estate mortgage loans and securities. As of December 31, 2001 and 2000, the carrying value of the real estate mortgage loans was approximately $73.2 million and $89.9 million, respectively. In addition to the FHLB advances, the loans are also collateratizing outstanding letters of credits.

Other borrowings also includes subordinated debt which is comprised of a $40 million public offering issuance of 8.375% subordinated notes due August 1, 2007. Proceeds of $38.7 million, net of underwriting discount of $1.3 million, were received by the Company at date of issuance in July, 1997. The discount is amortized as a yield adjustment over the 10-year life of the notes.

Capital Resources

Stockholders' equity totaled $206.3 million as of December 31, 2001, an increase of $18.5 million, or 9.9%, from $187.8 million as of December 31, 2000.

As more fully described in the preceding section entitled Other Investments, the Bank has an investment in an aircraft finance trust ("AFT"). As of September 30, 2001, AFT reflected $37.7 million of other comprehensive loss of which 10% is part of the Bank's investment as of December 31, 2001. Accordingly, there is included in other comprehensive income a $2.2 million charge, which is net of taxes of $1.6 million.

On December 20, 1999, the Board of Directors authorized a stock repurchase program approving the buy-back of up to $10 million of the Company's stock. This program was completed on April 25, 2001. 384,154 shares were repurchased for a total of $10 million at an average cost per share of $26.03.

In February 2001, the Board of Directors authorized a stock repurchase program approving the buy-back of up to 500,000 shares of the Company's stock. As of December 31, 2001, 403,000 shares had been repurchased at an average cost of $26.82 per share for a total of $10.8 million under this program.

In 2001, the total of the repurchased shares was 618,183 at a cost of $17.1 million or an average cost per share of $27.63.

On October 11, 2001, the Board of Directors authorized another stock repurchase program approving the buy-back of up to 300,000 shares of the Company's stock under conditions which allow such repurchases to be accretive to earnings.

For the year ended December 31, 2001 and 2000, the ratio of the Company's average stockholders' equity to average assets was 9.60% and 8.12%, respectively.

Management is committed to maintaining capital at a sufficient level to assure shareholders, customers and regulators that the Company is financially sound. Risk–based capital guidelines issued by regulatory authorities in 1989 assign risk weightings to assets and off–balance sheet items. The guidelines require a minimum Tier 1 capital ratio of 4% and a minimum total capital ratio of 8%. Tier 1 capital consists of common stockholders' equity and non–cumulative perpetual preferred stock, less goodwill and nonqualifying intangible assets, while total capital includes other elements, primarily cumulative perpetual, long–term and convertible preferred stock, subordinated and mandatory convertible debt, plus the allowance for loan losses, within limitations. The unrealized gain/loss on debt securities available-for-sale, net of tax, is not included in either Tier 1 or the total capital computation; however, the unrealized gain / loss on equity securities is included in Tier 1 or Tier 2 as appropriate, subject to limitations.

In addition, a minimum Tier 1 leverage ratio of 3% is required for the highest rated banks. All other state nonmember banks, must meet a minimum leverage ratio of not less than 4%. This ratio is defined as Tier 1 capital to average total assets, net of nonqualifying intangible assets, for the most recent quarter.

During 1992, pursuant to the Federal Deposit Insurance Corporation Improvement Act ("FDICIA"), the federal banking regulators set forth the definitions for "adequately capitalized" and "well capitalized" institutions. An "adequately capitalized" institution is one that meets the minimum regulatory capital requirements. A "well capitalized" institution is one with capital ratios as shown in the following table. As of

December 31, 2001, the Company's and the Bank's Tier 1 risk based capital, total risk based capital and leverage ratios exceeded the "well capitalized" ratio requirements as follows:

	GBC Bancorp		General Bank		Minimum Regulatory Requirements	Well Capitalized Requirements
	Amount	Ratio	Amount	Ratio		
(In Thousands)						
Tier 1	$196,227	10.70%	$207,010	11.38%	4%	6%
Total	$258,428	14.09%	$229,766	12.63%	8%	10%
Leverage Ratio	$196,227	8.73%	$207,010	9.25%	4%	5%

GBC Bancorp Executive Obligation Trust (the "Trust")

In the first quarter, 2000, the Company entered into a trust agreement providing for the Trust with Union Bank of California as trustee. In March of 2000, shares of Company stock totaling 71,007 at a cost of $1,571,000 were issued and transferred to the Trust representing the earned deferred compensation payable in connection with the stock retention program set forth in the employment agreement among the Company, the Bank and Li-Pei Wu effective as of January 1, 1998. In January of 2001, 25,928 shares of Company stock at a cost of $903,000 were issued and transferred to the Trust representing the earned deferred compensation for the year 2000. In February of 2002, 3,345 shares were issued and transferred to the Trust representing the earned deferred compensation for the year 2001. Also in February of 2002, a distribution of 21,674 shares out of the Trust was made in accordance with the employment agreement between Mr. Wu, GBC Bancorp and the Bank.

In the consolidated financial statements, the shares held in the Trust are reduced from common stock and included as a separate component of stockholders' equity. As of December 31, 2001, this amount was $2,474,000 representing the cost of the 96,935 shares held in the Trust.

Asset Liability and Market Risk Management

Liquidity

Liquidity measures the ability of the Company to meet fluctuations in deposit levels, to fund its operations and to provide for customers' credit needs. Liquidity is monitored by management on an on-going basis. Asset liquidity is provided by cash and short-term financial instruments, which include federal funds sold and securities purchased under agreements to resell, unpledged securities held to maturity and maturing within one year and unpledged securities available-for-sale. These sources of liquidity amounted to $823.9 million, or 34.8%, of total assets as of December 31, 2001 compared with $785.0 million, or 39.9%, of total assets as of December 31, 2000.

To further supplement its liquidity, the Company has established federal funds lines with correspondent banks and three master repurchase agreements with major brokerage companies. In August, 1992, the FHLB granted the Bank a line of credit equal to 25 percent of assets with terms up to 360 months. As of December 31, 2001, the Company has $252.4 million outstanding under this financing facility representing 10.7% of total assets. Management believes its liquidity sources to be stable and adequate.

As of December 31, 2001, total loans and leases represented 62.0% of total deposits. This compares to 57.9% as of December 31, 2000.

The liquidity of the parent company, GBC Bancorp, and also indirectly its non-bank subsidiary, is primarily dependent on the payment of cash dividends by its subsidiary, the Bank, subject to the limitations imposed by the Financial Code of the State of California. For 2001, the Bank declared $12.8 million of cash dividends to GBC Bancorp. As of December 31, 2001, approximately $45.5 million of undivided profits of the Bank are available for dividends to the Company, subject to the subordinated debt covenant restrictions.

"GAP" measurement

While no single measure can completely identify the impact of changes in interest rates on net interest income, one gauge of interest rate sensitivity is to measure, over a variety of time periods, contractual differences in the amounts of the Company's rate sensitive assets and rate sensitive liabilities. These differences, or "gaps", provide an indication of the extent that net interest income may be affected by future changes in interest rates. However, these contractual "gaps" do not take into account timing differences between the repricing of assets and the repricing of liabilities.

A positive gap exists when rate sensitive assets exceed rate sensitive liabilities and indicates that a greater volume of assets than liabilities will reprice during a given period. This mismatch may enhance earnings in a rising rate environment and may inhibit earnings when rates decline. Conversely, when rate sensitive liabilities exceed rate sensitive assets, referred to as a negative gap, it indicates that a greater volume of liabilities than assets will reprice during the period. In this case, a rising interest rate environment may inhibit earnings and declining rates may enhance earnings.

"Gap" reports are originated as a means to provide management with a tool to monitor repricing differences, or "gaps", between assets and liabilities repricing in a specified period, based upon their underlying contractual rights. The use of "gap" reports is thus limited to a quantification of the "mismatch" between assets and liabilities repricing within a unique specified timeframe. Contractual "gap" reports cannot be used to quantify exposure to interest rate changes because they do not take into account timing differences between repricing assets and liabilities and changes in the amount of prepayments.

As of December 31, 2001, there is a cumulative one year negative "gap" of $663.6 million, down from $667.8 million as of December 31, 2000.

The following table indicates the Company's interest rate sensitivity position as of December 31, 2001, and is based on contractual maturities and repricing dates. It may not be reflective of positions in subsequent periods.

	December 31, 2001					
	INTEREST SENSITIVITY PERIOD					
(In Thousands)	0 to 90 Days	91 to 365 Days	Over 1 Year to 5 Years	Over 5 Years	Non-Interest Earning/Bearing	Total
Earning Assets						
Securities Available-for-Sale	$ 17,225	$ 10,244	$ 183,251	$ 888,269	$ —	$1,098,989
Trading Account Securities	—	—	—	—	31	31
Federal Funds Sold & Securities Purchased Under Agreement to Resell	90,000	—	—	—	—	90,000
Loans and Leases (1) (2)	815,035	25,669	131,641	135,604	—	1,107,949
Non-Earning Assets (2)	—	—	—	—	70,274	70,274
Total Assets	$ 922,260	$ 35,913	$ 314,892	$1,023,873	$ 70,305	$2,367,243
Source of Funds for Assets						
Deposits:						
Demand—Non-interest Bearing	$ —	$ —	$ —	$ —	$ 217,413	$ 217,413
Interest Bearing Demand	438,660	—	—	—	—	438,660
Savings	91,418	—	—	—	—	91,418
TCD'S Under $100,000	84,096	74,162	1,563	—	—	159,821
TCD'S $100,000 and Over	467,350	441,115	12,150	—	—	920,615
Total Deposits	$1,081,524	$ 515,277	$ 13,713	$ —	$ 217,413	$1,827,927
Borrowings from the Federal Home Loan Bank	$ —	$ 25,000	$ 227,400	$ —	$ —	$ 252,400
Subordinated Debt	—	—	—	39,269	—	39,269
Other Liabilities	—	—	—	—	41,329	41,329
Stockholders' Equity	—	—	—	—	206,318	206,318
Total Liabilities and Stockholders' Equity	$1,081,524	$ 540,277	$ 241,113	$ 39,269	$ 465,060	$2,367,243
Interest Sensitivity Gap	$ (159,264)	$(504,364)	$ 73,779	$ 984,604	$(394,755)	
Cumulative Interest Sensitivity Gap	$ (159,264)	$(663,628)	$(589,849)	$ 394,755	—	
Gap Ratio (% of Total Assets)	−6.7%	−21.3%	3.1%	41.6%	−16.7%	
Cumulative Gap Ratio	−6.7%	−28.0%	−24.9%	16.7%	0.0%	

(1) Loans and leases are before unamortized deferred loan fees and allowance for credit losses.

(2) Non-accrual loans are included in non-earning assets.

Effective asset/liability management includes maintaining adequate liquidity and minimizing the impact of future interest rate changes on net interest income. The Company attempts to manage its interest rate sensitivity on an on–going basis through the analysis of the repricing characteristics of its loans, securities, and deposits, and managing the estimated net interest income volatility by adjusting the terms of its interest-earning assets and liabilities, and through the use of derivatives as needed.

Market risk

Market risk is the risk of financial loss arising from adverse changes in market prices and interest rates. The Company's market risk is inherent in its lending and deposit taking activities to the extent of differences in the amounts maturing or degree of repricing sensitivity. Adverse changes in market prices and interest rates may therefore result in diminished earnings and ultimately an erosion of capital.

Since the Company's profitability is affected by changes in interest rates, management actively monitors how changes in interest rates may affect earnings and ultimately the underlying market value of equity. Management monitors interest rate exposure through the use of three basic measurement tools in conjunction with established risk limits. These tools are the expected maturity gap report, net interest income volatility and market value of equity volatility reports. The gap report details the expected maturity mismatch or gap between interest earning assets and interest bearing liabilities over a specified timeframe. The expected gap differs from the contractual gap report shown earlier in this section by adjusting contractual maturities for expected prepayments of principal on loans and amortizing securities as well as the projected timing of repricing deposits with no stated maturity. The following table shows the Company's financial instruments that are sensitive to changes in interest rates, categorized by their expected maturity, and the fair value of these instruments as of December 31, 2001:

	December 31, 2001						
(In Thousands)	0 to 90 Days	91 to 365 Days	Over 1 Year to 5 Years	Over 5 Years	Total	Average Int Rate (2)	Fair Value
Interest-sensitive Assets:							
Securities Available-for-Sale	$ 75,010	$207,053	$592,401	$224,525	$1,098,989	6.18%	$1,098,989
Federal Funds Sold & Securities Purchased Under Agreements to Resell	90,000	—	—	—	90,000	1.72	90,000
Loans and Leases (1)	815,035	25,669	131,641	135,604	1,107,949	6.26	1,111,436
Total Interest-earning Assets	$980,045	$232,722	$724,042	$360,129	$2,296,938		$2,300,425
Interest-sensitive Liabilities:							
Deposits:							
Interest Bearing Demand	$ 22,160	$ 66,482	$219,103	$130,915	$ 438,660	1.45%	$ 438,660
Savings	2,285	6,856	27,426	54,851	91,418	1.10	91,418
Time Certificates of Deposit	551,446	515,276	13,714	—	1,080,436	3.08	1,084,550
Total Deposits	$575,891	$588,614	$260,243	$185,766	$1,610,514		$1,614,628
Borrowing from FHLB	$ —	$ 25,000	$227,400	$ —	$ 252,400	4.72%	256,306
Subordinated Debt	—	—	—	39,269	39,269	8.38	38,469
Total Interest-sensitive Liabilities	$575,891	$613,614	$487,643	$225,035	$1,902,183		$1,909,403

(1) Loans and leases are net of non-accrual loans and before unamortized deferred loan fees and allowance for credit losses.

(2) The average interest rate relates to the year for the category of asset/liability indicated as of December 31, 2001. The rate for the subordinated debt is the stated rate of the debt outstanding as of December 31, 2001.

The following table shows the Company's financial instruments that are sensitive to changes in interest rates, categorized by their expected maturity, and the fair value of these instruments as of December 31, 2000:

	December 31, 2000						
(In Thousands)	0 to 90 Days	91 to 365 Days	Over 1 Year to 5 Years	Over 5 Years	Total	Average Int Rate (2)	Fair Value
Interest-sensitive Assets:							
Securities Available for Sale	$ 56,608	$145,382	$505,131	$148,262	$ 855,383	7.34%	$ 855,383
Securities Held to Maturity	1,025	—	—	—	1,025	6.55	968
Federal Funds Sold & Securities Purchased Under Agreements to Resell	75,000	—	—	—	75,000	6.38	75,000
Loans and Leases (1)	694,476	27,498	121,583	110,643	954,200	10.00	928,296
Total Interest-earning Assets	$827,109	$172,880	$626,714	$258,905	$1,885,608		$1,859,647
Interest-sensitive Liabilities:							
Deposits:							
Interest Bearing Demand	$ 13,474	$ 40,423	$258,431	$ 77,019	$ 389,347	3.64%	$ 389,347
Savings	2,313	6,939	46,257	13,877	69,386	2.48	69,386
Time Deposit of Certificates	552,454	448,516	7,585	—	1,008,555	5.77	1,009,023
Total Deposits	$568,241	$495,878	$312,273	$ 90,896	$1,467,288		$1,467,756
Federal Funds Purchased & Securities Sold Under Repurchased Agreements	$ —	$ —	$ —	$ —	$ —		$ —
Borrowing from FHLB	$ 10,000	$ 10,000	$ 5,000	$ —	$ 25,000	4.88%	$ 24,994
Subordinated Debt	—	—	—	39,138	39,138	8.38	31,938
Total Interest-sensitive Liabilities	$578,241	$505,878	$317,273	$130,034	$1,531,426		$1,524,688

(1) Loans and leases are net of non-accrual loans and before unamortized deferred loan fees and allowance for credit losses.

(2) The average interest rate relates to the year for the category of asset/liability indicated as of December 31, 2000. The rate for the subordinated debt is the stated rate of the debt outstanding as of December 31, 2000.

Expected maturities of assets are contractual maturities adjusted for projected payment based on contractual amortization and unscheduled prepayments of principal as well as repricing frequency. Expected maturities for deposits are based on contractual maturities adjusted for projected rollover rates and changes in pricing for non-maturity deposits. The Company utilizes assumptions supported by documented analysis for the expected maturities of its loans and repricing of its deposits and relies on third party data providers for prepayment projections for amortizing securities. The actual maturities of these instruments could vary significantly if future prepayments and repricing differ from the Company's expectations based on historical experience.

The Company uses a computer simulation analysis in an attempt to predict changes in the yields earned on assets and the rates paid on liabilities in relation to changes in market interest rates. The net interest income volatility and market value of equity volatility reports measure the exposure of earnings and capital, respectively, to immediate incremental changes in market interest rates as represented by the prime rate change of 100 to 200 basis points. Market value of equity is defined as the present value of assets minus the present value of liabilities and off- balance sheet contracts. The table below shows the estimated impact of changes in interest rates on net interest income and market value of equity, as of December 31, 2001:

Change In Interest Rates (Basis Points)	Net Interest Income Volatility December 31, 2001 (1)	Market Value Of Equity Volatility December 31, 2001 (2)
+200	4.8%	–14.3%
+100	2.8%	–7.5%
–100	–5.5%	3.6%
–200	–14.3%	0.8%

(1) The percentage change in this column represents net interest income of the Company for 12 months in a stable interest rate environment versus the net interest income in the various rate scenarios

(2) The percentage change in this column represents net portfolio value of the Company in a stable interest rate environment versus the net portfolio value in the various rate scenarios

The Company's primary objective in managing interest rate risk is to minimize the adverse effects of changes in interest rates on earnings and capital. In this regard, the Company has established internal risk limits for net interest income volatility given a 100 and 200 basis point decline in rates of 10% and 15%, respectively, over a twelve-month horizon. Similarly, risk limits have been established for market value of equity volatility in response to a 100 and 200 basis point increase in rates of 10% and 15%, respectively.

Forward-Looking Statements

Certain statements contained herein, including, without limitation, statements containing the words "believes," "intends," "should", "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economics and business conditions in those areas in which the Company operates; demographic changes; competition; fluctuations in interest rates; changes in business strategy or development plans; changes in governmental regulation; credit quality; and other factors referenced herein, including, without limitation, under the captions Provision for Credit Losses, Non-Performing Assets, Allowance for Credit Losses, Market Risk, Liquidity, Interest Rate Sensitivity, Recent Accounting Developments and Other Matters. Given these uncertainties, the reader is cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

Recent Accounting Developments

In July 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No.141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill.

SFAS No.142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No.142. SFAS No.142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No.144, "Accounting for the Impairment or Disposal of Long-lived Assets". As permitted by SFAS No.142, the Company plans to adopt the new standard in the first quarter of the fiscal year 2002. Upon adoption of SFAS No.142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments and/or impairment adjustments. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. Beginning on January 1, 2002, amortization of goodwill and intangibles with indefinite lives will cease. It is not anticipated that the adoption of this statement will have a material effect on the Company.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs would be capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. Two provisions of SFAS No.143 are effective for fiscal years beginning after June 15, 2002. The adoption of this statement is expected to have no impact on the Company.

In August 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-lived Assets." For long-lived assets to be held and used, SFAS No.144 retains the requirements of SFAS No.121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value. Further, SFAS No.144 eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment, describes a probability-weighted cash flow estimation approach to deal with situations in which alternative courses of action to recover the carrying amount of long-lived asset are under consideration or a range is estimated for the amount of possible future cash flows, and establishes a "primary-assets" approach to determine the cash flow estimation period. For long-lived assets to be disposed of other than by sale (e.g., assets abandoned, exchanged or distributed to owners in a spin off), SFAS No.144 requires that such assets be considered held and used until disposed of. Further, an impairment loss should be recognized at the date an asset is exchanged for a similar productive asset or distributed to owners in a spin off if the carrying amount exceeds its fair value. For long-lived assets to be disposed of by sale, SFAS No.144 retains the requirement of SFAS No.121 to measure a long-lived asset classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation. Discontinued operations would no longer be measured on a net realizable value basis, and future operating losses would no longer be recognized before they occur. SFAS No.144 broadens the presentation of discontinued operations to include a component of an entity, establishes criteria to determine when a long-lived asset is held for sale, prohibits retroactive reclassification of the asset as held for sale at the balance sheet date if the criteria are met after the balance sheet date but before issue of the financial statements, and provides accounting guidance for the reclassification of an asset from "held for sale" to 'held and used". The provisions of SFAS No.144 are effective for fiscal years beginning after December 15 2001. Management has not yet determined the impact, if any, of adoption of SFAS No.144.

Other Matters

On October 11, 2001, General Bank and Liberty Bank and Trust Co. of Boston ("Liberty") announced the approval by their respective boards of directors of an agreement for General Bank to acquire all the outstanding shares of Liberty. Liberty is a state chartered commercial bank operating two branches in Boston with a combined total asset of $37.2 million as of December 31, 2001. The purpose of the acquisition is to expand the Bank's banking activities to the major Asian-American markets in the country. The acquisition has been approved by the appropriate regulatory agencies and the transaction consummated on February 28, 2002, at a cost of $11.9 million.

SELECTED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Data)	2001	2000	1999	1998	1997
	Year Ended December 31,				
Results of Operations					
Interest Income	$ 155,478	$ 163,121	$ 130,261	$ 125,991	$ 110,896
Interest Expense	66,552	74,679	56,283	57,018	49,423
Net Interest Income before Provision for Credit Losses	88,926	88,442	73,978	68,973	61,473
Provision for Credit Losses	20,100	1,200	3,500	1,500	1,000
Net Interest Income after Provision for Credit Losses	68,826	87,242	70,478	67,473	60,473
Non-Interest Income	15,646	21,755	10,544	7,863	6,639
Non-Interest Expense	42,282	46,861	32,702	30,430	26,373
Income Before Income Taxes	42,190	62,136	48,320	44,906	40,739
Provision for Income Taxes	14,550	23,660	18,332	16,764	14,305
Income before Cumulative Effect of a Change in Accounting Principle and Extraordinary Item	27,640	38,476	29,988	28,142	26,434
Cumulative Effect of a Change in Accounting Principle and Extraordinary Item (1)	4,962	—	—	—	(488)
Net Income	$ 32,602	$ 38,476	$ 29,988	$ 28,142	$ 25,946
Balance Sheet Data as of December 31					
Assets	$2,367,243	$1,969,109	$1,744,200	$1,680,824	$1,509,437
Loans and Leases, Net	1,101,633	945,512	902,000	763,650	617,605
Securities Available-for-Sale	1,098,989	855,383	683,017	724,172	643,660
Securities Held-to-Maturity	—	1,025	1,300	24,616	58,045
Deposits	1,827,927	1,674,569	1,490,811	1,380,903	1,291,832
Stockholders' Equity	206,318	187,782	133,038	163,030	146,323
Per Share Data (2)					
Earnings Per Share					
Income Before Cumulative Effect of a Change in Accounting Principle/ Extraordinary Item					
Basic	$ 2.37	$ 3.33	$ 2.41	$ 2.00	$ 1.93
Diluted	2.36	3.26	2.37	1.96	1.87
Cumulative Effect of a Change in Accounting Principle/Extraordinary item					
Basic	0.42	—	—	—	(0.03)
Diluted	0.42	—	—	—	(0.03)
Net Income					
Basic	$ 2.79	$ 3.33	$ 2.41	$ 2.00	$ 1.90
Diluted	2.78	3.26	2.37	1.96	1.84
Cash Dividends Declared	0.48	0.39	0.33	0.30	0.24
Year End Book Value	17.98	16.25	11.55	11.89	10.46
Average Shares Outstanding					
Basic (In 000's)	11,673	11,554	12,430	14,049	13,733
Diluted (In 000's)	11,748	11,813	12,672	14,345	14,134
Financial Ratios					
Return on Average Assets	1.54%	2.01%	1.75%	1.76%	1.82%
Return on Average Stockholders' Equity	16.05	24.80	20.48	17.59	20.03
Average Stockholders' Equity to Average Assets	9.60	8.12	8.57	10.01	9.11
Net Interest Margin (3)(4)	4.32	4.81	4.46	4.46	4.54
Net Charge-Offs (Net Recoveries) to Average Loans and Leases	1.49	0.17	0.36	(0.15)	0.07
Nonperforming Assets to Year End Loans and Leases, Net, Plus Other Real Estate Owned, Net (5)	2.61	2.44	6.59	5.05	6.52
Allowance for Credit Losses to Year End Loans and Leases	2.09	2.00	2.14	2.46	2.63
Cash Dividend Payout (6)	17.16	11.73	13.45	14.97	12.75

(1) The results of the year 2001 included $4,962,000 representing the cumulative effect of a change in accounting principle, net of taxes. The results of the year 1997 included $488,000 extraordinary loss, net of taxes, representing a prepayment premium for the early extinguishment of debt.

(2) Per share data has been restated where applicable for the two for one stock split to shareholders of record on April 30, 1998, and issued and distributed on May 15, 1998.

(3) Tax-exempt interest income is not adjusted to a fully taxable equivalent basis.

(4) Computed as net interest income before provision for credit losses divided by average earning assets.

(5) Non-performing assets include loans 90 days past due still accruing, non-accrual loans, restructured loans and other real estate owned, net.

(6) Cash dividend payoff is computed based on the dividends declared divided by net income for the applicable year.

(In Thousands)	December 31, 2001	December 31, 2000
ASSETS		
Cash and Due From Banks	$ 33,034	$ 40,306
Federal Funds Sold and Securities Purchased Under Agreements to Resell	90,000	75,000
Cash and Cash Equivalents	123,034	115,306
Securities Available-for-Sale at Fair Value (Amortized Cost of $1,080,819 and $838,302 at December 31, 2001 and 2000, respectively)	1,098,989	855,383
Securities Held-to-Maturity (Fair Value of $968 at December 31, 2000)	—	1,025
Trading Securities	31	4,637
Loans and Leases	1,132,889	969,023
Less: Allowance for Credit Losses	(23,656)	(19,426)
Deferred Loan Fees	(7,600)	(4,085)
Loans and Leases, Net	1,101,633	945,512
Bank Premises and Equipment, Net	6,382	5,578
Other Real Estate Owned, Net	383	1,035
Due From Customers on Acceptances	6,471	6,304
Real Estate Held for Investment	2,129	3,826
Other Investments	11,509	15,444
Accrued Interest Receivable and Other Assets	16,682	15,059
Total Assets	$2,367,243	$1,969,109
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Demand	$ 217,413	$ 207,281
Interest Bearing Demand	438,660	389,347
Savings	91,418	69,386
Time Certificates of Deposit of $100,000 or More	920,615	826,157
Other Time Deposits	159,821	182,398
Total Deposits	1,827,927	1,674,569
Borrowings from the Federal Home Loan Bank	252,400	25,000
Subordinated Debt	39,269	39,138
Acceptances Outstanding	6,471	6,304
Accrued Expenses and Other Liabilities	34,858	36,316
Total Liabilities	2,160,925	1,781,327
Stockholders' Equity		
Common Stock, No Par or Stated Value; 40,000,000 Shares Authorized; 11,477,394 (net of 96,935 shares held in Trust) and 11,557,727 (net of 71,007 shares held in Trust) shares issued and outstanding at December 31, 2001 and 2000, respectively	$ 71,316	$ 62,054
Retained Earnings	124,196	114,266
Accumulated Other Comprehensive Income	8,332	9,891
Deferred Compensation	2,474	1,571
Total Stockholders' Equity	206,318	187,782
Total Liabilities and Stockholders' Equity	$2,367,243	$1,969,109

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except per Share Amounts)	For the Year Ended December 31, 2001	2000	1999
INTEREST INCOME			
Loans and Leases, Including Fees	**$ 90,719**	$101,434	$ 81,331
Securities Available-for-Sale	**61,736**	53,208	45,227
Securities Held-to-Maturity	**33**	73	444
Federal Funds Sold and Securities Purchased under Agreements to Resell	**2,969**	8,384	3,255
Other	**21**	22	4
Total Interest Income	**155,478**	163,121	130,261
INTEREST EXPENSE			
Interest Bearing Demand Deposits	**7,354**	13,961	7,658
Savings Deposits	**932**	1,827	1,809
Time Deposits of $100,000 or More	**41,612**	43,232	30,816
Other Time Deposits	**7,694**	9,843	10,094
Federal Funds Purchased and Securities Sold under Repurchase Agreements	**27**	62	70
Borrowings from the Federal Home Loan Bank	**5,452**	2,273	2,355
Subordinated Debt	**3,481**	3,481	3,481
Total Interest Expense	**66,552**	74,679	56,283
Net Interest Income	**88,926**	88,442	73,978
Provision for Credit Losses	**20,100**	1,200	3,500
Net Interest Income after Provision for Credit Losses	**68,826**	87,242	70,478
NON-INTEREST INCOME			
Service Charges and Commissions	**7,875**	8,237	7,762
Gain on Sale of Securities Available-for-Sale, Net	**6,713**	—	—
Gain on Sale of Fixed Assets	**38**	7	22
Trading Account (Losses) Gains	**1,958**	13,013	1,525
(Loss) Income from Other Investments	**(2,796)**	145	670
Other	**1,858**	353	565
Total Non-Interest Income	**15,646**	21,755	10,544
NON-INTEREST EXPENSE			
Salaries and Employee Benefits	**20,410**	22,306	19,577
Occupancy Expense	**3,565**	3,324	3,204
Furniture and Equipment Expense	**2,160**	2,059	1,980
Loss on Sale of Securities Available-for-Sale, Net	**—**	10,341	751
Net Other Real Estate Owned (Income)Expense	**(397)**	(1,309)	18
Other	**9,782**	10,140	7,172
Reduction of Fair Value of Derivatives	**6,762**	—	—
Total Non-Interest Expense	**42,282**	46,861	32,702
Income before Income Taxes and Cumulative Effect of a Change in Accounting Principle	**42,190**	62,136	48,320
Provision for Income Taxes	**14,550**	23,660	18,332
Income before Cumulative Effect of a Change in Accounting Principle	**27,640**	38,476	29,988
Cumulative Effect of a Change in Accounting Principle	**4,962**	—	—
Net Income	**$ 32,602**	$ 38,476	$ 29,988
Earnings Per Share:			
Income before Cumulative Effect of a Change in Accounting Principle			
Basic	**$ 2.37**	$ 3.33	$ 2.41
Diluted	**2.36**	3.26	2.37
Cumulative Effect of a Change in Accounting Principle			
Basic	**$ 0.42**	$ —	$ —
Diluted	**0.42**	—	—
Net Income			
Basic	**$ 2.79**	$ 3.33	$ 2.41
Diluted	**2.78**	3.26	2.37

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In Thousands, Except per Share Amounts)	Common Stock Shares	Amount	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 1998	13,712	$56,303	$104,898		$ 1,829		$163,030
Comprehensive Income:							
Net Income for the year			29,988			$ 29,988	29,988
Other Comprehensive Income, Net of Tax							
Net Changes in Securities Valuation Allowance					(10,115)	(10,115)	(10,115)
Comprehensive Income						$ 19,873	
Stock Options Exercised	73	664					664
Tax Benefit-Stock Options Exercised		322					322
Stock Repurchase	(2,262)		(46,817)				(46,817)
Cash Dividend—$0.33 per Share			(4,034)				(4,034)
Balance at December 31, 1999	11,523	$57,289	$ 84,035	$ —	$ (8,286)		$133,038
Comprehensive Income:							
Net Income for the year			38,476			$ 38,476	38,476
Other Comprehensive Income, Net of Tax							
Net Changes in Securities Valuation Allowance					18,178	18,178	18,178
Foreign Currency Translation Adjustment					(1)	(1)	(1)
Comprehensive Income						$ 56,654	
Stock Issued for Executive Compensation	114	2,401					2,401
Stock Held by Executive Obligation Trust	(71)	(1,571)		1,571			—
Stock Issuance	161	2,975					2,975
Tax Benefit-Stock Options Exercised		960					960
Stock Repurchase	(169)		(3,732)				(3,732)
Cash Dividend—$0.39 per Share			(4,513)				(4,513)
Balance at December 31, 2000	11,558	$62,054	$114,266	$1,571	$ 9,891		$187,782
Comprehensive Income:							
Net Income for the year			32,602			$ 32,602	32,602
Other Comprehensive Income, Net of Tax							
Net Changes in Securities Valuation Allowance					630	630	630
Net Changes in Investment Valuation Allowance					(2,188)	(2,188)	(2,188)
Net Changes in Foreign Currency Translation Adjustments					(1)	(1)	(1)
Comprehensive Income						$ 31,043	
Stock Held by Executive Obligation Trust	(26)	(903)		903			—
Stock Issuance	563	5,264					5,264
Tax Benefit-Stock Options Exercised		4,901					4,901
Stock Repurchase	(618)		(17,077)				(17,077)
Cash Dividend—$0.48 per Share			(5,595)				(5,595)
Balance at December 31, 2001	11,477	$71,316	$124,196	$2,474	$ 8,332		$206,318

Disclosure of Reclassification Amount:	**2001**	2000	1999
Net Change of Unrealized Gains (Losses) Arising During Period, Net of Tax Expense (Benefit) of $3,280, $8,839 and ($7,655) in 2001, 2000 and 1999, respectively	**$ 4,520**	$12,185	$(10,550)
Less: Reclassification Adjustment for (Gains) Losses Included in Net Income, Net of Tax (Expense) Benefit of ($2,823), $4,348 and $316 in 2001, 2000 and 1999, respectively.	**(3,890)**	5,993	435
Net Change of Unrealized (Losses) Gains on Securities, Net of Tax (Benefit) Expense of $459, $13,189 and ($7,339) in 2001, 2000 and 1999, respectively	**$ 630**	$18,178	$(10,115)

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)	For the Year Ended December 31, 2001	2000	1999
OPERATING ACTIVITIES			
Net Income	**$ 32,602**	$ 38,476	$ 29,988
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	**1,242**	1,291	1,388
Net Amortization/(Accretion) of Discounts on Securities	**(2,734)**	(990)	1,333
Accretion of Discount on Subordinated Notes	**131**	131	131
Amortization on Real Estate Held for Investment	**1,697**	1,696	1,512
Provision for Credit Losses	**20,100**	1,200	3,500
Provision for Losses on Other Real Estate Owned	**—**	389	1,900
Amortization of Deferred Loan Fees	**(4,776)**	(3,933)	(4,936)
Deferred Income Taxes	**1,011**	4,559	(435)
(Gain)/Loss on Sale of Securities Available for Sale	**(6,713)**	10,341	751
Write-off of Securities	**190**	—	125
Gain on Sale of Other Real Estate Owned	**(475)**	(1,841)	(2,604)
Gain on Sale of Fixed Assets	**(38)**	(7)	(22)
Implementation of SFAS 133—Cumulative Effect of a Change in Accounting Principle	**(8,561)**	—	—
Reduction of Fair Value of Derivative Instruments	**6,762**	—	—
Net (Increase)/Decrease in Trading Securities	**4,606**	(3,523)	(1,114)
Net Increase/(Decrease) in Forward Sales Securities	**—**	(828)	828
Net (Increase)/Decrease in Accrued Interest Receivable and Other Assets	**176**	(2,796)	785
Net Increase/(Decrease) in Accrued Expenses and Other Liabilities	**3,334**	(84)	(26,619)
Other, Net	**(50)**	—	—
NET CASH PROVIDED BY OPERATING ACTIVITIES	**48,504**	44,081	6,511
INVESTING ACTIVITIES			
Purchases of Securities Available-for-Sale	**(640,206)**	(459,303)	(376,076)
Proceeds from Matured/Called Securities Available-for-Sale	**290,765**	107,929	262,693
Proceeds from Maturities/Prepayments on Securities Held-to-Maturity	**1,025**	275	23,365
Proceeds from Sales of Securities Available-for-Sale	**116,229**	201,021	134,826
Net Increase in Loans and Leases	**(171,463)**	(41,451)	(145,373)
Purchase of Equity Interest in Aircraft Finance Trust	**—**	—	(6,838)
Purchases of Equity Interest in Venture Capital Investments	**(2,795)**	(5,406)	(2,685)
Net (Increase)/Decrease in Other Investments	**2,956**	(237)	(278)
Proceeds from Sales of Other Real Estate Owned	**1,145**	9,260	8,497
Capitalized Cost of Other Real Estate Owned	**—**	—	(621)
Purchases of Premises and Equipment	**(2,254)**	(1,603)	(1,172)
Proceeds from Sale/Disposition of Premises and Equipment	**246**	176	27
NET CASH USED IN INVESTING ACTIVITIES	**(404,352)**	(189,339)	(103,635)
FINANCING ACTIVITIES			
Net Increase in Demand, Interest Bearing Demand and Savings Deposits	**81,477**	89,760	65,512
Net Increase in Time Certificates of Deposit	**71,881**	93,998	44,396
Proceeds from Borrowings from the Federal Home Loan Bank	**247,400**	—	15,000
Repayment of Borrowings from the Federal Home Loan Bank	**(20,000)**	(25,000)	—
Stock Repurchase Program	**(17,077)**	(3,732)	(46,817)
Cash Dividend Paid	**(5,369)**	(4,387)	(4,025)
Proceeds from Exercise of Stock Options/Sale of Stock	**4,361**	2,975	664
Issuance of Stock Held by Executive Obligation Trust	**903**	830	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	**363,576**	154,444	74,730
NET CHANGE IN CASH AND CASH EQUIVALENTS	**7,728**	9,186	(22,394)
Cash and Cash Equivalents at Beginning of Year	**115,306**	106,120	128,514
Cash and Cash Equivalents at End of Year	**$ 123,034**	$ 115,306	$ 106,120
Supplemental Disclosures of Cash Flow Information Cash Paid During the Year For:			
Interest	**$ 65,561**	$ 73,906	$ 55,716
Income Taxes	**13,953**	25,086	15,810
Noncash Investing Activities			
Loans Transferred to Other Real Estate Owned	**$ 18**	$ 673	$ 8,772
Loans to Facilitate the Sale of Other Real Estate Owned	**—**	—	313

See Accompanying Notes to Consolidated Financial Statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation: The consolidated financial statements of GBC Bancorp and subsidiaries (the "Company") are prepared in conformity with accounting principles generally accepted in the United States of America and general practices within the banking industry ("generally accepted accounting principles"). It is the Company's policy to consolidate all majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior years' consolidated financial statements in order to conform to the current year presentation. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported operations of the Company for the periods presented. Actual results may differ from those estimates as calculated by the Company. Significant balance sheet items which could be materially affected by such estimates include loans and leases, which are presented net of the allowance for credit losses, the valuation for other real estate owned ("OREO"), the estimated residual value of leveraged leases, the investment in Aircraft Finance Trust ("AFT") and the tax benefits from the real estate investment trust subsidiary.

The consolidated financial statements include the accounts of GBC Bancorp (the "Bancorp") and its wholly owned subsidiaries, GBC Venture Capital, Inc., General Bank, (the "Bank"), a California state chartered bank, and the Bank's wholly owned subsidiaries, GBC Insurance Services, Inc., GBC Investment & Consulting Company, Inc., GBC Real Estate Investments, Inc., GBC Trade Services, Asia Limited and GB Capital Trust, a real estate investment trust. The Bank also holds 90% of the voting stock of GBC Leasing Company, Inc., which amount is not material.

The Bank, the Company's 100% owned bank subsidiary, conducts the business of a commercial bank serving individuals and small to medium-sized businesses through eighteen branch offices located in the greater Los Angeles, San Diego and Silicon Valley areas of California, a branch office in the state of Washington and a loan production office located in the state of New York. The Bank's deposit gathering and loan production operations are primarily concentrated in southern California.

Securities Purchased Under Agreements to Resell: The Company invests in securities purchased under agreements to resell ("repurchase agreements") to maximize the yield on liquid assets. The Company obtains collateral for these agreements, which normally consists of single family residential mortgage loans and commercial paper with an agreement to sell back the same collateral. The collateral is normally held in custody of a trustee who is not a party to the transaction. The purchase is overcollateralized to protect against unfavorable market price movements. The duration of these agreements is one business day with a roll-over under continuing contract. The counterparties to these agreements are nationally recognized investment banking firms that meet credit eligibility criteria and with whom a master repurchase agreement has been duly executed.

Securities: The Company classifies its investment in debt and equity securities as held-to-maturity securities, trading securities and available-for-sale securities, as applicable. Securities held-to-maturity are designated as such when the Company has the positive intent and ability to hold the securities until maturity. Securities held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts into interest income using a methodology which approximates a level yield. Securities available-for-sale are carried at fair value. Premiums and discounts on securities available-for-sale are amortized/accreted into interest income using a methodology which approximates a level yield. The resulting unrealized gains or losses are recorded net of tax as part of other comprehensive income. When a decline in value has occurred and is deemed to be other than temporary, such decline is charged to income. Equity securities received by GBC Venture Capital Inc., from venture capital funds in which it invests and from the exercise of warrants are classified as trading securities. They are held principally for the purpose of selling them in the near term and are reported at fair value, with unrealized gains/losses included in income. The specific identification method is used to compute realized gains or losses on security transactions.

Investment in FHLB Stock: As a member of the FHLB system the Bank is required to maintain an investment in the capital stock of the FHLB. This investment is also affected by the outstanding advances under the line of credit the Bank has with the FHLB. The Bank is in compliance with the required investment. As of December 31, 2001 and 2000, the balance of the FHLB investment was $12.6 million and $3.1 million, respectively.

Loans and Related Allowance for Credit Losses: Loans are recorded in the consolidated balance sheets at principal amounts outstanding. Interest on loans is accrued daily as earned. It is generally the Company's policy to place a loan on non-accrual status in the event that the borrower is 90 days or more delinquent or earlier if the timely collection of interest and/or principal appears doubtful. When loans are placed on non-accrual status, the accrual of income is discontinued and previously accrued but unpaid interest is generally reversed against income. The amortization of any deferred loan fees is stopped. Subsequent payments are generally applied to principal or reported as recoveries on amounts previously charged-off. A loan is returned to accrual status only when the borrower has demonstrated the ability to make future payments of principal and interest as scheduled, and the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms.

The Company provides for credit losses by a charge to operations based upon the composition of the loan and lease portfolio, past loss experience, current economic conditions, evaluations made by regulatory authorities, and such other factors that, in management's judgment, deserve recognition in estimating probable credit losses. The provision for credit losses is an amount required to maintain an allowance for credit losses that is adequate to cover probable credit losses related to specifically identified loans as well as probable credit losses inherent in the remainder of the loan and lease portfolio. Management evaluates the loan portfolio, the economic environment, historical loan loss experience, collateral values and assessments of borrowers' ability to repay in determining the amount of the allowance for credit losses. The allowance for credit losses is maintained at an amount management considers adequate to cover estimated losses on loans receivable which are deemed probable and estimable as of December 31, 2001. Such an amount is based on ongoing, quarterly assessments of the probable estimated losses inherent in the loan and lease portfolio, and to a lesser extent, unused commitments to provide financing. The Company's methodology for assessing the appropriateness of the allowance consists primarily of the use of a formula allowance. The allowance for credit losses is based on estimates, and ultimate losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known. Additionally, regulatory examiners may require the Bank to recognize additions to the allowance for credit losses based upon their judgments regarding information available to them at the time of their examination. Charge-offs of loans are debited to the allowance for credit losses. Recoveries on loans previously charged off are credited to the allowance for credit losses.

A loan is considered impaired when it is probable that the Company will be unable to collect all amounts due (i.e., both principal and interest) according to the contractual terms of the loan agreement. The Company reviews all non-homogenous loans individually for impairment. Homogenous pools that the Company does not review individually for impairment include mortgage loans secured by single-family real estate and SBA loans where the Bank's unguaranteed exposure is $500,000 or less. The measurement of impairment may be based on (i) the present value of the expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, (ii) the observable market price of the impaired loan, or (iii) the fair value of the collateral of a collateral-dependent loan. The amount by which the recorded investment of the loan exceeds the measure of the impaired loan is recognized by recording a valuation allowance with a corresponding charge to the provision for credit losses. Income recognition on impaired loans is similar to that for non-accrual loans but can include the accrual of interest. The accrual of interest is normally followed for those impaired loans which have been restructured with the borrower servicing the debt pursuant to the contractual terms of the restructuring. While a loan is on non-accrual status, some or all of the cash interest payments received may be treated as interest income on a cash basis as long as the remaining book balance of the loan (i.e., after charge-off of identified losses, if any) is deemed to be fully collectible. The Bank's determination as to the ultimate collectibility of the loan's remaining book balance is supported by a current, well documented credit evaluation of the borrower's financial condition and prospects for repayment, including consideration of the borrower's historical repayment performance and other relevant factors.

Loan Origination Fees: Loan origination fees and commitment fees, (offset by certain direct loan origination costs,) are deferred and recognized in income over the contractual life of the loan as an adjustment of yield.

Premises and Equipment: Premises and equipment are stated at historical cost less accumulated depreciation or amortization. Depreciation is computed utilizing the straight–line method over the estimated lives of the assets. Amortization of leasehold improvements is computed utilizing the straight-line method over the shorter of the estimated useful life of the assets or the terms of the respective leases. The lease term is defined as the original lease term plus option periods with a maximum of 15 years unless there is a reason to believe that the premises will be vacated prior to the end of the lease term.

Other Real Estate Owned: Other real estate owned ("OREO") is comprised of real estate acquired through foreclosure proceedings. These assets are initially recorded at fair value minus selling costs of the related real estate. The fair value of the real estate is based upon an appraisal adjusted for estimated carrying and selling costs. The excess carrying value, if any, over the fair value of the asset upon foreclosure is charged to the allowance for credit losses at the time of acquisition. Any subsequent decline in the fair value of OREO is recognized as a charge to operations and a corresponding increase to the valuation allowance on OREO. Gains and losses from sales and net operating expenses of OREO are included in net other real estate owned expense (income) in the accompanying consolidated statements of income.

Real Estate Held for Investment: The Bank is a limited partner in three different partnerships that invest in low income housing projects that qualify for federal income tax credits. As further discussed in note 8 of the notes to consolidated financial statements, the partnership interests are accounted for based on the percentage ownership and control exerted by the Company over the partnerships. The three partnership investments are accounted for as follows: the cost method, a method which approximates the equity method, and a method resulting in approximately the same treatment as if the investment had been consolidated.

Other Investments: This asset category includes the partnership interests owned by GBC Venture Capital and a partnership interest in an aircraft finance trust owned by the Bank. The partnership interests are carried under the equity method. Also included in other investments are investments made by the Bank in corporations responsible for lending activities qualifying under, among other things, the Community Reinvestment Act. These investments are accounted for by the cost method.

Foreign Currency Translation: Assets and liabilities of the foreign office in Taipei are translated to U. S. dollars at current exchange rates. Income and expense amounts are translated based on the average current exchange rates in effect during the month in which the transactions are recorded. These translation adjustments are included in accumulated other comprehensive income of the accompanying consolidated balance sheets.

Earnings Per Share: Basic earnings per share is determined by dividing net income by the average number of shares of common stock outstanding. Diluted earnings per share is determined by dividing net income by the average number of shares of common stock outstanding adjusted for the dilutive effect of common stock equivalents.

Income Taxes: The Company files a consolidated federal income tax return with its subsidiaries, a combined California franchise tax return and New York State and City tax returns.

For the tax year 2001, the Bank intends to file a separate return with the California Franchise Board for its real estate investment trust subsidiary.

The Company records income taxes under the asset and liability method. Income tax expense is derived by establishing deferred tax assets and liabilities as of the reporting date for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's evaluation of the realizability of deferred tax assets includes consideration of the amount and timing of future reversals of existing temporary differences, as well as available taxable income in carryback years and projections of future income. Tax benefits associated with the exercise of non-qualified stock options are credited to stockholders' equity.

Stock Option Plans: On January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Consolidated Statements of Cash Flows: Cash and cash equivalents consist of cash and due from banks, federal funds sold and securities purchased under agreements to resell with original maturities of three months or less.

Derivatives: On January 1, 2001, the Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This standard obligates the Company to record all derivatives at fair value and permits the Company to designate derivative instruments as being used to hedge changes in fair value or changes in cash flows. Changes in the fair value of derivatives that offset changes in cash flows of hedged item are recorded initially in other comprehensive income. Amounts recorded in other comprehensive income are subsequently reclassified into earnings during the same period in which the hedged item affects earnings. If a derivative qualifies as a fair value hedge, then changes in fair value of the hedging derivative are recorded in earnings and are offset by changes in fair value attributable to the hedged risk of the hedged item. Any portion of the changes in the fair value of derivatives designated as hedge that is deemed ineffective is recorded in earnings along with changes in the fair value of derivatives with no hedge designation.

Upon the implementation of SFAS No. 133, a transition adjustment of $8,561,000 was recorded. The transition adjustment is presented net of tax in the amount of $4,962,000 as a cumulative effect of a change in accounting principle in the Company's consolidated statements of income.

As of December 31, 2001, no hedge designation was specified for the outstanding derivatives. The Company has received rights to acquire stock in the form of warrants as an adjunct to its high technology banking relationships. Most of these warrants contain cashless exercise provisions thereby qualifying them as derivatives under SFAS No. 133. The warrants that qualify as derivatives are carried at fair value and are included in other assets on the consolidated balance sheets. The Black-Scholes model is utilized for purposes of the computation of fair value.

Segment Information and Disclosures: Generally accepted accounting principles establish standards to report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim reports to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has concluded it has one segment.

Recent Accounting Developments: In July 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141, "Business Combinations", and SFAS No.142, "Goodwill and Other Intangible Assets." SFAS No.141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No.141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill.

SFAS No.142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No.142. SFAS No.142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No.144, "Accounting for the Impairment or Disposal of Long-lived Assets". As permitted by SFAS No.142, the Company plans to adopt the new standard in the first quarter of the fiscal year 2002. Upon adoption of SFAS No.142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments and/or impairment adjustments. Any impairment loss will be measured as of the date of adoption and recognized as a cumulative effect of a change in accounting principle in the first interim period. Beginning on January 1, 2002, amortization of goodwill and intangibles with indefinite lives will cease. It is not anticipated that the adoption of this statement will have a material effect on the Company.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs would be capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. Two provisions of SFAS No.143 are effective for fiscal years beginning after June 15, 2002. The adoption of this statement will have no impact on the Company.

In August 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-lived Assets." For long-lived assets to be held and used, SFAS No.144 retains the requirements of SFAS No.121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value. Further, SFAS No.144 eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment, describes a probability-weighted cash flow estimation approach to deal with situations in which alternative courses of action to recover the carrying amount of long-lived asset are under consideration or a range is estimated for the amount of possible future cash flows, and establishes a "primary-assets" approach to determine the cash flow estimation period. For long-lived assets to be disposed of other than by sale (e.g., assets abandoned, exchanged or distributed to owners in a spin off), SFAS No.144 requires that such assets be considered held and used until disposed of. Further, an impairment loss should be recognized at the date an asset is exchanged for a similar productive asset or distributed to owners in a spin off if the carrying amount exceeds its fair value. For long-lived assets to be disposed of by sale, SFAS No.144 retains the requirement of SFAS No.121 to measure a long-lived asset classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation. Discontinued operations would no longer be measured on a net realizable value basis, and future operating losses would no longer be recognized before they occur. SFAS No.144 broadens the presentation of discontinued operations to include a component of an entity, establishes criteria to determine when a long-lived asset is held for sale, prohibits retroactive reclassification of the asset as held for sale at the balance sheet date if the criteria are met after the balance sheet date but before issue of the financial statements, and provides accounting guidance for the reclassification of an asset from "held for sale" to "held and used." The provisions of SFAS No.144 are effective for fiscal years beginning after December 15, 2001. Management has not yet determined the impact, if any, of adoption of SFAS No.144.

NOTE 2—CASH AND DUE FROM BANKS

The Company is required to maintain cash on hand and on deposit to meet reserve requirements established by the Federal Reserve Bank. Average reserve requirements were $0.3 million during 2001, unchanged from 2000.

NOTE 3—SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

As of December 31, 2001 and 2000, securities purchased under agreements to resell were collateralized by single family residential loans and commercial paper all of which constituted overnight lending. The collateral is held in custody of a trustee who is not a party to the transaction. The following table indicates information relating to securities purchased under agreements to resell all of which were overnight maturities:

	2001	2000
(Dollars in Thousands)		
Amount Outstanding as of December 31	**$75,000**	$ 60,000
Maximum Month End Amount Outstanding	**$90,000**	$150,000
Average Outstanding for the Year	**$53,967**	$107,081
Weighted Average Rate of Interest	**3.99%**	6.48%
Weighted Average Rate of Interest as of December 31	**1.97%**	6.78%

NOTE 4—SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and fair value of securities as of December 31, 2001 and 2000 were as follows:

December 31, 2001 (In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale				
U.S. Government Agencies	$ 100,877	$ 1,614	$ 237	$ 102,254
Mortgage Backed Securities	302,827	2,212	1,963	303,076
Commercial Mortgage Backed Securities	166,332	4,879	848	170,363
Corporate Notes	87,530	4,446	—	91,976
Collateralized Mortgage Obligations	308,299	6,176	697	313,778
Asset Backed Securities	102,334	2,588	—	104,922
FHLB Stock	12,620	—	—	12,620
Total	$1,080,819	$21,915	$3,745	$1,098,989
Trading Account Securities				
Equity Issues	$ —	$ —	$ —	$ 31
Total	$ —	$ —	$ —	$ 31

December 31, 2000 (In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Held-to-Maturity				
U.S. Government Agencies	$ 1,025	$ —	$ 57	$ 968
Total	$ 1,025	$ —	$ 57	$ 968
Securities Available-for-Sale				
U.S. Government Agencies	$ 20,854	$ 526	$ —	$ 21,380
Mortgage Backed Securities	93,147	1,350	235	94,262
Commercial Mortgage Backed Securities	69,504	2,898	—	72,402
Corporate Notes	84,975	955	55	85,875
Collateralized Mortgage Obligations	263,287	3,704	290	266,701
Asset Backed Securities	303,221	3,371	1,041	305,551
FHLB Stock	3,124	—	—	3,124
Other Securities	190	5,898	—	6,088
Total	$ 838,302	$18,702	$1,621	$ 855,383
Trading Account Securities				
Equity Issues	$ —	$ —	$ —	$ 4,637
Total	$ —	$ —	$ —	$ 4,637

As of December 31, 2001, the yield on the collateralized mortgage obligations available-for-sale was 6.29%. As of December 31, 2000, the yield on collateralized mortgage obligations available for sale was 7.21%. As of December 31, 2001 and 2000, there were no collateralized mortgage obligations held to maturity.

As of December 31, 2001 and 2000, the yield on the asset backed securities available-for-sale was 6.81% and 6.95%, respectively. There were no asset backed securities held-to-maturity as of December 31, 2001 and 2000.

Trading account (losses) gains is income earned or losses incurred on securities classified as trading account securities. GBC Venture Capital, Inc. ("Venture Capital") receives equity securities which it holds as trading securities from two sources: a distribution from venture capital funds in which it invests and the exercise of warrants acquired through the lending operations of General Bank, its affiliate. The mark to market and disposition of these securities results in trading account gains/(losses). For the year ended December 31, 2001, 2000 and 1999, the change in net unrealized holding gains/(losses) that is included in trading account (losses) gains is $(4,605,000), $3,435,000 and $1,159,000, respectively.

The following table discloses proceeds received and gross gains / (losses) recognized from the sale of available-for-sale securities for the years as indicated:

	2001			2000			1999		
Security Classification	**Proceeds**	**Gain**	**(Loss)**	Proceeds	Gain	(Loss)	Proceeds	Gain	(Loss)
(In Thousands)									
Available-for-Sale	**$116,229**	**$6,844**	**$(131)**	$201,021	$55	$(10,396)	$134,826	$ —	$(751)

The amortized cost and fair value of securities as of December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available-for-Sale	
	Amortized Cost	Fair Value
(In Thousands)		
Due in One Year or Less	$ 22,592	$ 22,864
Due After One Year Through Five Years	177,711	183,251
Due After Five Years Through Ten Years	64,531	67,141
Due After Ten Years	815,985	825,733
Total	$1,080,819	$1,098,989

The following table summarizes the aggregate amortized cost and fair value of securities of any one issuer which exceeds ten percent of stockholders' equity as of December 31, 2001. Securities issued by the U.S. government are not included:

Issuer	Amortized Cost	Fair Value
(In Thousands)		
Bear, Stearns Commercial Mortgage	$ 24,687	$ 25,263
Citicorp Mortgage Securities	20,223	20,651
Credit Suisse First Boston	20,896	20,819
GMAC Commercial Mortgage	20,892	20,390
Lehman Brothers Inc.	23,718	25,067
Norwest Capital	20,750	21,455
Total	$131,166	$133,645

The above includes corporate notes, asset backed securities, mortgage backed securities and collateralized mortgage obligations. The rating for corporate notes is single-A; all other issuers are triple A rated.

As of December 31, 2001 and 2000, securities from the available-for-sale portfolio were pledged in an amount and for the purposes indicated as follows:

	December 31,	
	2001	2000
(In Millions)		
Borrowings from Federal Reserve Bank	**$ 16.0**	$ 19.5
Public Time Deposits	**154.3**	121.7
FHLB Advances	**241.7**	57.8
Other Purposes	**10.6**	10.2
Total	**$422.6**	$209.2

NOTE 5—LOANS AND LEASES AND ALLOWANCE FOR CREDIT LOSSES

The composition of the Company's loan portfolio and leveraged leases as of December 31, 2001 and 2000, was as follows:

	2001	2000
(In Thousands)		
Commercial	**$ 495,681**	$449,484
Real Estate—Construction	**234,860**	166,656
Real Estate—Conventional	**364,567**	309,834
Installment	**101**	2
Other Loans	**20,345**	25,969
Leveraged Leases	**17,335**	17,078
Total	**$1,132,889**	$969,023
Less: Allowance for Credit Losses	**(23,656)**	(19,426)
Deferred Loan Fees	**(7,600)**	(4,085)
Loan and Leases, Net	**$1,101,633**	$945,512

Construction loans are collateralized primarily by single family residences, condominiums, townhouses and multi-family buildings. Real estate loans are collateralized primarily by single family residences, condominiums, multi-family residences, commercial and industrial buildings, motels and hotels and land.

In the ordinary course of business, the Bank has granted loans to certain executive officers and directors and the companies with which they are associated. In the opinion of management, the loans were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time of origination for comparable transactions with other customers and did not involve more than the normal risk of collectibility or present other unfavorable features. The following provides information regarding the aggregate indebtedness of related parties:

	December 31,		
	2001	2000	1999
(In Thousands)			
Balance at Beginning of Year	**$ 1,518**	$ 3,207	$ 2,393
New Loans and Advances	**1,274**	1,082	3,562
Repayments	**(1,562)**	(2,771)	(2,748)
Balance at End of Year	**$ 1,230**	$ 1,518	$ 3,207

The related parties indebtedness for the above three year presentation has been adjusted to take into account an employee becoming executive officer in 2001. The related indebtedness was originated in 1998.

Leveraged leases are comprised primarily of two aircraft leveraged leases. In December 1997, the Company purchased a leveraged lease on a Boeing 737 with a fair value of $24.0 million and a remaining estimated economic life of 28 years. The lease term ends in March, 2016, however, the lessee has an early buy out option in the year 2011. The Company's original equity investment was $6.3 million. As of December 31, 2001 the carrying value was $8.8 million. As of December 31, 2001, the aircraft is subject to $15.5 million of third-party financing in the form of long-term debt that provides for no recourse against the Company and is secured by a first lien on the aircraft. The residual value at the end of the full-term lease is estimated to be $5.5 million, as of December 31, 2001, unchanged from prior years. The residual value is supported by an independent appraisal done in December, 2001.

In December 1996, the Company purchased a leveraged lease on a Boeing 737 with a fair value of $24.2 million and a remaining estimated economic life of 30 years. The lease term is through the year 2012. The Company's original equity investment was $5.2 million. As of December 31, 2001, the carrying value was $8.1 million. As of December 31, 2001, the aircraft is subject to $12.9 million of third-party financing in the form of long-term debt that provides for no recourse against the Company and is secured by a first lien on the aircraft. The residual value at the end of the lease term is estimated to be $7.6 million, as of December 31, 2001, unchanged from prior years. The residual value is supported by an independent appraisal done in December, 2001.

For federal income tax purposes, the Company has the benefit of tax deductions for depreciation on the entire leased asset and for interest paid on the long-term debt. Deferred taxes are provided to reflect the temporary differences associated with the leveraged leases.

The Company's net investment in leveraged leases is composed of the following elements:

	December 31,	
	2001	2000
(In Thousands)		
Rentals Receivable (Net of Principal and Interest on the Nonrecourse Debt)	**$ 10,937**	$ 10,937
Direct Cost	**940**	1,015
Estimated Residual Value of Leased Assets	**13,700**	13,869
Less: Unearned and Deferred Income	**(8,242)**	(8,743)
Investment in Leveraged Leases	**17,335**	17,078
Less: Deferred Taxes Arising from Leveraged Leases	**(14,352)**	(16,601)
Net Investment in Leveraged Leases	**$ 2,983**	$ 477

During 2001, pre-tax interest income recognized for leveraged leases was $558,000, all of which related to the two aircraft leases discussed above. Pre-tax income recognized for leveraged leases during 2000 and 1999 was $672,000 and $930,000, respectively.

As of December 31, 2001, and 2000, $73.2 million and $89.9 million of real estate loans were pledged to the Federal Home Loan Bank for the outstanding advances under the line of credit from the FHLB and outstanding letters of credit.

A summary of activity in the allowance for credit losses is as follows:

	2001	2000	1999
(In Thousands)			
Balance at Beginning of Year	**$ 19,426**	$19,808	$19,381
Provision for Credit Losses	**20,100**	1,200	3,500
Charge-offs	**(17,327)**	(4,390)	(6,337)
Recoveries	**1,457**	2,808	3,264
Balance at End of Year	**$ 23,656**	$19,426	$19,808

The following table provides information with respect to the Company's past due loans, non-accrual loans and restructured loans, as of the dates indicated:

	December, 31		
	2001	2000	1999
(In Thousands)			
Loan 90 Days or More Past Due and Still Accruing	**$ 1,730**	$ 2,217	$ —
Non-accrual Loans	**24,940**	14,823	44,521
Restructured Loans	**1,706**	4,978	7,249
Total Past Due, Non-accrual and Restructured Loans	**$28,376**	$22,018	$51,770

The effect of non-accrual loans outstanding as of year-end on interest income for the years 2001, 2000 and 1999 is presented below:

	2001	2000	1999
(In Thousands)			
Contractual Interest Due	**$ 3,329**	$ 2,043	$4,546
Interest Recognized	**(2,085)**	(1,606)	(972)
Net Interest Foregone	**$ 1,244**	$ 437	$3,574

Contractual interest due is based on original loan amounts. Any partial charge-offs are not considered in the determination of contractual interest due.

The effect of restructured loans outstanding as of year-end on interest income for the years ended December 31, 2001, 2000 and 1999 is presented below:

	2001	2000	1999
(In Thousands)			
Contractual Interest Due	**$ 218**	$ 968	$ 993
Interest Recognized	**(199)**	(684)	(764)
Net Interest Foregone	**$ 19**	$ 284	$ 229

There were no commitments to lend additional funds to borrowers associated with restructured loans, as of December 31, 2001.

The following table discloses pertinent information as it relates to the Company's impaired loans as of and for the years indicated:

	As of and for the Year Ended December 31,		
	2001	2000	1999
(In Thousands)			
Recorded Investment with Related Allowance	**$28,734**	$ 9,598	$42,881
Recorded Investment with no Related Allowance	**273**	3,778	4,003
Total Recorded Investment	**29,007**	13,376	46,884
Allowance on Impaired Loans	**(5,224)**	(2,626)	(5,806)
Net Recorded Investment in Impaired Loans	**$23,783**	$10,750	$41,078
Average Total Recorded Investment in Impaired Loans	**$23,516**	$20,431	$46,479
Interest Income Recognized	**$ 239**	$ 1,222	$ 538

Of the amount of interest income recognized in 2001, 2000 and 1999, no interest was recognized under the cash basis method.

As of December 31, 2001 and 2000, the Bank was servicing approximately $1.3 million and $1.7 million of residential loan mortgages, respectively, on behalf of third party investors.

NOTE 6—PREMISES AND EQUIPMENT

A summary of premises and equipment is as follows:

	December 31,	
	2001	2000
(In Thousands)		
Land	**$ 1,246**	$ 1,246
Bank Premises	**1,504**	1,504
Leasehold Improvements	**2,555**	2,555
Furniture, Fixtures and Equipment	**10,936**	10,160
	16,241	15,465
Less: Accumulated Depreciation and Amortization	**(9,859)**	(9,887)
Total	**$ 6,382**	$ 5,578

The range of estimated depreciable lives is twenty-five years for bank premises, five to fifteen years for leasehold improvements and three to five years for furniture, fixtures and equipment. Depreciation expense for the years ended December 31, 2001, 2000 and 1999 amounted to $1,242,000, $1,291,000, and $1,388,000, respectively.

The Company conducts a portion of its operations in leased facilities under non-cancelable operating leases expiring at various dates through 2010. The following summarizes the Company's future minimum lease commitments as of December 31, 2001:

Year	
(In Thousands)	
2002	$ 2,618
2003	2,433
2004	2,625
2005	2,063
2006	1,833
Thereafter	3,770
Total	$15,342

Net rental expense included in occupancy expense was approximately $2,625,000, $2,416,000 and $2,409,000, for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 7—OTHER REAL ESTATE OWNED

As of December 31, 2001, other real estate owned ("OREO") consisted of one property with a net carrying value of $0.4 million. The property is located in the Los Angeles area. As of December 31, 2000 OREO consisted of six properties with a net carrying value of $1.0 million. The following table sets forth OREO by type of property as of December 31, 2001 and 2000:

	December 31, 2001	December 31, 2000
(In Thousands)		
Property Type		
Land	**$ —**	$ 471
Retail Facilities	**803**	803
Industrial Facilities / Building	**—**	652
Less: Valuation Allowance	**(420)**	(891)
Total OREO, Net	**$ 383**	$1,035

A summary of activity in the valuation allowance is as follows for the years indicated:

	2001	2000	1999
(In Thousands)			
Balance at Beginning of Year	**$ 891**	$ 3,015	$2,000
Provision Charged to Operations	**—**	389	1,900
Charge-offs	**(471)**	(2,513)	(885)
Balance at End of Year	**$ 420**	$ 891	$3,015

For the years ended December 31, 2001, 2000 and 1999, net other real estate owned (income) expense was comprised of the following:

	2001	2000	1999
(In Thousands)			
Net Gain on Sale of Other Real Estate Owned	**$(475)**	$(1,841)	$(2,604)
Provision for Losses on Other Real Estate Owned	**—**	389	1,900
Net Operating Expenses	**78**	143	722
Net Other Real Estate Owned (Income) Expense	**$(397)**	$(1,309)	$ 18

NOTE 8—REAL ESTATE HELD FOR INVESTMENT

Real estate held for investment ("REI") at December 31, 2001 and 2000 was comprised of investments in low income housing projects.

As of December 31, 2001 and 2000, the Company had three investments with a net of $2.1 million and $3.8 million, respectively, in limited partnerships formed for the purpose of investing in real estate projects. These projects qualify for low income housing tax credits. The limited partnerships will generate tax credits over a weighted average remaining period of approximately 0.6 years. Please refer to note 12 of the notes to consolidated financial statements for income tax effects. The following table identifies the pertinent details of the three projects as of December 31, 2001 and 2000:

			December 31,	
Project Name	% Ownership	Date Acquired	**2001 Amount**	2000 Amount
(Dollars In Thousands)				
Liberty	7.1%	Mar-90	**$ —**	$1,403
Greenview	97.4%	Sep-92	**1,961**	2,171
Las Brisas	49.5%	Dec-93	**168**	252
Total			**$2,129**	$3,826

The method of accounting for the Greenview investment approximates the results if the investment were consolidated. A $1.4 million first deed of trust on the Greenview property is included in accrued expenses and other liabilities on the Company's consolidated balance sheet. The cost method is used for the investment in Liberty with the investment being amortized over the remaining period that tax credits will be received. As of December 31, 2001, the Liberty project is fully amortized with a net carrying value of zero. A method approximating the equity method is used for the Las Brisas investment.

Expenses incurred for REI, consisting entirely of the amortization of the investment balances, and included in other expense, were $1,697,000, $1,697,000 and $1,512,000, for the years ended 2001, 2000 and 1999, respectively.

NOTE 9—OTHER INVESTMENTS

As of December 31, 2001 and 2000, other investments totaled $11.5 million and $15.4 million, respectively. Included in the balance as of December 31, 2001 and 2000 are investments in various venture capital funds which in turn invest in technology companies, amounting to $8.7 million and $7.5 million, respectively. In addition to seeking an appropriate return from such investments, the Company seeks to use the investments to increase its high technology banking business. The Company has investments in various venture capital funds. There is no significant contribution or interest in any one fund. Also included in other investments is a 10% equity interest in an aircraft finance trust ("AFT") totaling $2.3 million net of valuation reserve of $3.8 million, and $7.5 million, as of December 31, 2001 and 2000, respectively. There was no valuation reserve in 2000. The valuation reserve represents 10% of the other comprehensive loss for AFT, which was primarily the result of the implementation of SFAS No.133. AFT holds derivative instruments that are marked to fair value through other comprehensive income. AFT owns a number of aircraft on lease to different lessees in various countries. The decline of the net investment is due to the significant impairment expense recorded on the books of AFT and the effect of the implementation by AFT of SFAS No.133. The above partnership interests are all accounted for by the equity method. In the case of AFT, the (loss) income included in (loss) income from other investments is based on the SEC reported results for the nine months ended September 30 as filed by AFT. The Company records an estimated 4th quarter result based on the information and financial data as reported for the nine months. The equity accounting for the venture capital funds includes the operations of the fund including realized gains/losses from sales of the portfolio, but does not include the unrealized gain/losses. Finally, included in the category of other investments are investments made by the Bank in corporations responsible for lending activities qualifying under, among other things, the Community Reinvestment Act, totaling $0.5 million and $0.4 million as of December 31, 2001, and 2000, respectively. Such investments are accounted for by the cost method.

NOTE 10—DEPOSITS

The Bank obtains deposits primarily through a network of 18 full service branches located in the state of California, primarily, southern California, and one full service branch in the state of Washington. Deposits obtained by the Bank are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation up to a maximum of $100,000 for each depositor.

The following table sets forth the average amount, the ratio to total average deposits and the average rate paid on each of the following deposit categories for the year ended December 31, 2001, 2000 and 1999:

	2001			2000			1999		
	Average Amount	**Ratio**	**Weighted Average Rate**	Average Amount	Ratio	Weighted Average Rate	Average Amount	Ratio	Weighted Average Rate
(Dollars In Thousands)									
Deposits									
Noninterest-Bearing									
Demand Deposits	**$ 195,929**	**11.45%**	**—%**	$ 190,863	11.67%	—%	$ 164,620	11.41%	—%
Interest-Bearing									
Demand Deposits	**367,412**	**21.48**	**2.00**	395,362	24.18	3.53	299,588	20.77	2.56
Saving Deposits	**70,897**	**4.14**	**1.31**	74,324	4.55	2.46	82,356	5.71	2.20
Time Deposits	**1,076,578**	**62.93**	**4.58**	974,346	59.60	5.45	895,875	62.11	4.57
Total	**$1,710,816**	**100.00%**	**3.80%**	$1,634,895	100.00%	4.77%	$1,442,439	100.00%	3.94%

The aggregate dollar amount of time deposits in denominations of $100,000 or more at December 31, 2001 and 2000 was $920.6 million and $826.2 million, respectively.

As of December 31, 2001 and 2000, there were no brokered deposits outstanding. During 2001 and 2000, the Bank accepted deposits from the State of California. As of December 31, 2001, these deposits totaled $140.0 million, an increase of $40.0 million from December 31, 2000. The Company has pledged securities in excess of the required amount of 110 percent of this deposit amounting to $154.3 million, as of December 31, 2001. The securities pledged are collateralized mortgage obligations, mortgage backed securities and U.S. Agencies. The Company believes that the majority of its deposit customers have strong ties to the Bank. Although the Company has a significant amount of time certificates of deposit of $100,000 or more having maturities of one year or less, the depositors have generally renewed their deposits in the past at their maturity. Accordingly, the Company believes its deposit source to be stable.

Deposits outstanding as of December 31, 2001, mature as follows:

	Amount
(In Thousands)	
Immediately Withdrawable	$ 747,491
Year Ending December 31:	
2002	1,066,723
2003	13,359
2004	129
2005	200
2006	25
Total Deposits	$1,827,927

NOTE 11—OTHER BORROWINGS

As of December 31, 2001 and 2000, the Bank had obtained advances from the Federal Home Loan Bank of San Francisco (the "FHLB") totaling $252.4 million and $25.0 million, respectively. The following relates to these advances for the years ended December 31 as indicated:

	2001		2000	
Maturity	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
(In Thousands)				
Within 90 days	—	—	$10,000	5.19%
Within 90–365 days	**$ 25,000**	**4.93%**	10,000	4.92%
1-2 years	**195,400**	**3.92%**	5,000	5.61%
2-3 years	**32,000**	**5.07%**	—	—
	$252,400	**4.16%**	$25,000	5.17%

The advances from the FHLB as of December 31, 2001 and 2000 were collateralized by securities available-for-sale and real estate mortgage loans as well as the required investment in the stock of the FHLB. The approximate carrying value of the securities and loans as of December 31, 2001 and 2000 was $314.8 million and $147.7 million, respectively. The carrying value of the FHLB stock was $12.6 million and $3.1 million, as of December 31, 2001 and 2000, respectively. In addition to collateralizing the advances, the above mentioned securities and loans also collateralized outstanding letters of credit.

The Bank has an available line of credit up to 25% of its assets subject to appropriate collateral. As of December 31, 2001, based on current securities and loans pledged, the Company had $10.3 million of unused line of credit available with the FHLB.

On July 30, 1997, the Company issued, through a public offering, $40 million of 8.375% subordinated notes due August 1, 2007. Proceeds of $38.7 million, net of underwriting discount of $1.3 million, were received by the Company. The discount is amortized over the 10 year life of the subordinated notes. The notes are not redeemable prior to August 1, 2002. Thereafter, the notes are redeemable, in whole or in part, at the option of the Company at decreasing redemption prices plus accrued interest to the date of redemption. The notes have no sinking fund. The indenture (the "Indenture") under which the notes are issued does not limit the ability of the Company or its subsidiaries to incur additional indebtedness. The Indenture provides that the Company cannot pay cash dividends or make any other distribution on, or purchase, redeem or acquire its capital stock, except that the Company may (1) declare and pay a dividend in capital stock of the Company and (2) declare and pay dividends, purchase, redeem or otherwise acquire for value its capital stock or make other distributions in cash or property other than capital stock of the Company if the amount of such dividend, purchase or distribution, together with the amount of all previous such dividends, purchases, redemptions and distributions of capital stock after December 31, 1996, would not exceed in the aggregate the sum of (a) $38 million, plus (b) 100% of the Company's consolidated net income (or minus 100% of the Company's consolidated net loss, as the case may be), based upon audited consolidated financial statements, plus (c) 100% of the net proceeds received by the Company on account of any capital stock issued by the Company (other than to a subsidiary of the Company) after December 31, 1996. As of December 31, 2001 and 2000, in the opinion of management, the Company was in compliance with all the terms, conditions and provisions of the Indenture.

NOTE 12—INCOME TAXES

Income tax (benefit) expense in the accompanying consolidated statements of income is comprised of the following:

	Year Ended December 31,		
	2001	2000	1999
(In Thousands)			
Current Taxes			
Federal	**$ 7,542**	$12,974	$13,681
State	**1,096**	5,167	4,764
Total	**8,638**	18,141	18,445
Deferred Taxes			
Federal	**1,256**	3,233	143
State	**(245)**	1,326	(578)
Total	**$ 1,011**	$ 4,559	$ (435)
Taxes Credited to Stockholders' Equity for Exercise of Stock Options	**4,901**	960	322
Total Provision for Income Taxes per Consolidated Statements of Income	**$14,550**	$23,660	$18,332
Deferred Taxes Charged/(Credited) to Shareholders' Equity Related to Available-for-Sale Securities	**$ 1,129**	$13,187	$ (7,339)

Tabulated below are the significant components of the net deferred tax asset (liability) as of December 31, 2001 and 2000:

	Year Ended December 31,	
	2001	2000
(In Thousands)		
Components of the Deferred Tax Asset		
Deferred Compensation	**$ 1,538**	$ 1,707
Provision for Credit Losses	**9,485**	9,676
California Franchise Taxes	**810**	2,777
Allowance for Other Real Estate Owned	**177**	409
Other	**1,725**	819
Deferred Tax Asset	**13,735**	15,388
Components of the Deferred Tax Liability		
Discount Accretion	**(1,479)**	(991)
Leveraged Leases	**(14,352)**	(16,601)
Low Income Housing	**(6,463)**	(3,994)
Unrealized Net Gain on Securities	**(6,053)**	(7,182)
Other	**(756)**	(2,106)
Deferred Tax Liability	**(29,103)**	(30,874)
Net Deferred Tax (Liability) Asset	**$(15,368)**	$(15,486)

The Company believes that all deferred tax assets will ultimately be realized. In evaluating the reliability of its deferred tax assets, management has considered income from future operations, the turnaround of deferred tax liabilities and current and prior years' taxes paid.

A reconciliation of the statutory federal corporate income tax rate to the effective income tax rate on consolidated income before income tax expense follows:

	Percent of Pre-tax Earnings Year Ended December 31,		
	2001	2000	1999
Statutory Federal Corporate Income Tax Rate	**35.0 %**	35.0 %	35.0 %
State Tax, Net of Federal Income Tax Effect	**2.8 %**	6.8 %	7.0 %
Increase (Decrease) Resulting from:			
Low Income Housing Tax Credit	**(2.8)%**	(2.9)%	(4.1)%
Other, net	**(0.5)%**	(0.8)%	0.0 %
	34.5 %	38.1 %	37.9 %

The Company had a current income tax receivable of $3,272,000 and $1,557,000 as of December 31, 2001 and 2000, respectively.

The federal income tax return as filed for the year 1998 is currently being examined by the Internal Revenue Service. The Company does not anticipate any adjustment to the liability as filed.

NOTE 13—EARNINGS PER SHARE

The following is the reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years as indicated:

	For the Year Ended 2001			For the Year Ended 2000			For the Year Ended 1999		
	Income (Numerator)	**Shares (Denominator)**	**Per Share Amount**	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
(Dollars in Thousands, Except Per Share Amount)									
Income before Cumulative Effect of a Change in Accounting Principle	**$27,640**			$38,476			$29,988		
Basic EPS									
Income Before Cumulative Effect of a Change in Accounting Principle Available to Common Stockholders	**$27,640**	**11,673,000**	**$ 2.37**	$38,476	11,554,000	$ 3.33	$29,988	12,430,000	$2.41
Effect of Dilutive Securities									
Options—Common Stock Equivalents		**75,000**	**(0.01)**		259,000	(0.07)		242,000	(0.04)
Diluted EPS									
Income Before Cumulative Effect of a Change in Accounting Principle Available to Common Stockholders	**$27,640**	**11,748,000**	**$ 2.36**	$38,476	11,813,000	$ 3.26	$29,988	12,672,000	$2.37

As of December 31, 2001, 2000 and 1999, the number of shares of anti-dilutive options were 1,103,200, 0 and 604,700, respectively.

NOTE 14—PENDING LITIGATION

Legal Action

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing pending actions with counsel, management believes that the outcome of such actions will not have a material adverse effect on the financial condition or the results of operations of the Company.

NOTE 15—EMPLOYEE BENEFIT PLANS

The Company adopted the 1999 Employee Stock Incentive Plan (the "Plan") as of April 22, 1999.

The purpose of this plan, is to enable the Company and its subsidiaries to attract, retain and motivate their employees, non-employee directors and consultants by providing for or increasing the proprietary interests of such employees, non-employee directors and consultants in the Company, and, thereby, further align their interests with those of the shareholders of the Company.

On January 26, 2000, the Company filed a Registration Statement on Form S-8 with the Securities and Exchange Commission (the "Commission") to register 2,484,120 shares (the "Shares") of the Registrant's Common Stock for issuance pursuant to the Registrant's 1999 Employee Stock Incentive Plan (the "Plan"), and such indeterminate number of shares as may become available under the Plan as a result of the adjustment provisions thereof. The Shares include (i) 1,000,000 shares, including any shares issuable pursuant to that certain Employment Agreement dated as of January 1, 1998, between the Registrant and Li-Pei Wu ("Mr. Wu"), as amended, (ii) 343,020 shares currently available for future awards under the Registrant's Amended and Restated 1988 Stock Option Plan (the "Prior Plan") and (iii) up to 1,141,100 shares subject to awards currently outstanding under the Prior Plan and which subsequently may be forfeited, canceled, or expired without delivery of shares.

As of December 31, 2001, there were options outstanding that included three different vestings as described below:

a) Options become vested over a four year period and include five vestings. If an option expires without having been exercised, usually two years from date of vesting, the unexercised shares are again available for future grants.
b) Options become vested on the one year anniversary date of the grant and are exercisable over a ten year period from date of grant. Options with this vesting schedule are granted to non-employee directors.

c) Options become vested over a four year period and include five vestings. All options expire on the sixth anniversary from date of grant.

As of December 31, 2001, authorized stock option shares were 3,640,000. As of December 31, 2001 options available for future grant were 196,927.

A summary of stock option activity and related option prices for 2001, 2000 and 1999 follows:

	Number of Shares	Weighted Average Option Price	Range of or Option Price Per Share
Balance at January 1, 1999	1,138,400	$16.65	$6.59–$31.75
Granted	164,500	$23.63	$23.00–$25.88
Exercised	(73,300)	9.06	6.94–15.75
Forfeited	(23,800)	24.66	8.69–29.25
Expired	(7,200)	28.54	27.13–29.25
Balance at December 31, 1999	1,198,600	$17.85	$6.59–$31.75
Granted	161,500	$19.32	$18.88–$19.44
Exercised	(161,250)	18.45	6.75–31.75
Forfeited	(10,600)	21.29	14.25–27.13
Expired	(45,000)	27.01	14.25–29.25
Balance at December 31, 2000	1,143,250	$17.59	$6.59–$31.75
Granted	898,000	$32.86	$28.80–$37.56
Exercised	(537,850)	8.11	6.59–29.25
Forfeited	(15,400)	28.91	19.44–37.56
Expired	(25,300)	31.05	19.44–37.56
Balance at December 31, 2001	1,462,700	$30.10	$8.69–$37.56

The following table indicated relevant information for all stock options outstanding, as of December 31, 2001:

Exercise Price	Shares	Weighted Average Remaining Contractual Life (in Years)
$8.69	2,400	0.1
14.25	10,900	0.5
15.75	4,000	0.8
27.13	83,800	1.4
31.75	213,000	6.4
25.88	30,000	7.0
23.00	94,100	3.1
18.88	30,000	8.0
19.44	104,300	4.1
36.00	33,000	9.0
37.56	381,200	5.0
28.80	476,000	6.0
Total	1,462,700	5.3 Years

For purposes of the above table, contractual life is defined as the time from balance sheet date to the expiration date of the option contract and may include a period of time during which the option is not vested.

The following table indicates relevant information for all exercisable stock options, as of December 31, 2001:

Exercise Price	Shares
$8.69	2,400
14.25	10,900
15.75	4,000
27.13	45,400
31.75	213,000
25.88	30,000
23.00	49,300
18.88	30,000
19.44	35,900
37.56	76,200
28.80	476,000
Total	973,100

As of December 31, 2001, 2000 and 1999, exercisable options were 973,100, 847,150 and 891,400 shares, respectively. The weighted average exercise price for all exercisable stock options as of December 31, 2001, 2000 and 1999 was $28.75, $16.03 and $16.02, respectively.

Employment Agreement

On February 19, 1998 Mr. Li-Pei Wu, Bancorp and the Bank entered into an employment agreement having an effective date of January 1, 1998, (the "Agreement").

The Agreement provides for an employment term of five (5) years, commencing January 1, 1998, and ending December 31, 2002. Pursuant to the Agreement, Mr. Li-Pei Wu will serve as Chairman of the Board of Bancorp and the Bank throughout the entire term of the Agreement, but he will serve as Chief Executive Officer of Bancorp and the Bank only through December 31, 2000.

On February 27, 2001, Mr. Peter Wu, Bancorp and the Bank entered into an employment agreement having an effective date of January 1, 2001. Mr. Peter Wu's employment agreement provides for, among other things, an annual incentive award. The annual incentive compensation award to be paid to Mr. Peter Wu pursuant to his employment agreement with Bancorp and the Bank is to be computed as follows: (i) one percent (1.0%) of any amount by which the Bank's tax equivalent income before the Bank's incentive bonus compensation awards exceeds ten percent (10%) of the net equity of the Bank at the beginning of that fiscal year but does not exceed fifteen percent (15%) of such net equity; and (ii) one and three tenths percent (1.3%) of any amount by which such income exceeds fifteen percent (15%) of such net equity. In addition, Mr. Peter Wu will be entitled to receive from each Bancorp subsidiary (other than the Bank), an incentive compensation award computed in accordance with a formula similar to the one described in the preceding sentence. The total annual incentive compensation award for any year is subject to a maximum dollar limitation of $350,000, except that there will be no such limitation for any year in which the ratio of the Bank's core earnings to its net equity at the beginning of the fiscal year is greater than 0.40. "Core earnings" for purposes of Mr. Peter Wu's employment agreement means the tax equivalent income before the Bank's incentive bonus compensation awards excluding gains and/or losses from securities, warrants and venture capital. Also, unrealized securities gains and/or losses are to be included in the calculation of the Bank's net equity.

Contingent Stock Option Plan

A contingent stock option plan issued at market is in effect which allows certain key officers of the Bank to purchase up to an aggregate of 562,800 shares, as of December 31, 2001 of the Company's authorized but unissued common stock at a price of $1.86–$14.25 per share. The stock options may be exercised by the optionee only in the event of certain triggering events, such as a merger, sale or disposition of all of the assets by the Company, or the Bank, or any similar event in which neither the Company nor the Bank is a survivor. Each of the contingent stock options is for a term of indefinite duration, provided, however, said options shall terminate upon the death of the optionee or in the event the optionee ceases to be employed by the Company. A summary of contingent stock option activity and related option prices for 2001, 2000 and 1999 follows:

	Number of Shares	Weighted-Average Option Price	Range of or Option Price Per Share
Balance at January 1, 1999	574,900	$4.40	$1.86–$14.25
Cancelled	(12,100)	$8.47	8.47
Balance at December 31, 1999	562,800	$4.31	$1.86–$14.25
Balance at December 31, 2000	562,800	$4.31	$1.86–$14.25
Balance at December 31, 2001	562,800	$4.31	$1.86–$14.25

The following table indicates relevant information for all contingent stock options outstanding, as of December 31, 2001:

Exercise Price	Shares
$ 1.86	242,000
2.17	96,800
6.51	31,460
6.59	48,400
6.61	16,940
6.75	10,000
6.94	50,000
8.13	12,000
8.30	11,000
10.02	24,200
14.25	20,000
Total	562,800

The weighted average exercise price of all the contingent stock options outstanding was $4.31, as of December 31, 2001 and 2000.

There were no contingent stock options that were exercisable as of December 31, 2001.

Pro Forma Net Income and Earnings Per Share

The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for the fair value of the options granted in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and earnings per share ("EPS") would have been changed to the pro forma amounts indicated below:

(In Thousands, Except Per Share Data)	**2001**	2000	1999
Net Income as Reported	**$32,602**	$38,476	$29,988
Pro Forma Net Income	**$31,785**	$38,003	$29,555
EPS as Reported—Basic	**$ 2.79**	$ 3.33	$ 2.41
EPS as Reported—Diluted	**$ 2.78**	$ 3.26	$ 2.37
Pro Forma EPS—Basic	**$ 2.72**	$ 3.29	$ 2.38
Pro Forma EPS—Diluted	**$ 2.71**	$ 3.22	$ 2.33

The Black-Scholes model was utilized for purposes of the option pricing. The volatility of 36.7%, 34.3% and 30.6%, for the options granted in 2001, 2000 and 1999, respectively, was based on historical weekly closing prices and historical annual dividend rates. The expected life of the options ranged from 1 month to 10 years. The dividend yield was 1.63%, 1.02% and 1.71% for 2001, 2000 and 1999, respectively. The risk-free interest rate which is based on the treasury bill/note rate, was 2.8%, 5.2% and 6.2% for options granted during 2001, 2000 and 1999, respectively. The weighted average fair value at date of grant for options granted during 2001, 2000 and 1999 was $4.89, $4.25 and $4.71, respectively.

Pro forma net income does not reflect options granted under the contingent stock option plan as the options will become exercisable only upon the occurrence of certain triggering events, the dates of which cannot be determined.

General Bank 401(k) Plan

In 1988, the Bank established a 401(k) Plan in which all employees of the Bank may elect to enroll each January 1 or July 1 of every year provided that they have been employed for at least one year prior to the semi–annual enrollment date. Effective January 1, 2002, employees may contribute up to 50 percent of their annual base salary up to limits established by the Internal Revenue Service with the Company matching 100 percent of the employee's contribution up to 5 percent of that employee's base salary. In 2001, 2000 and 1999, the Bank's contribution amounted to $414,000, $401,000 and $342,000, respectively.

Executive Incentive Savings Plan

In 1992, the Board of Directors of the Bank authorized an Incentive Savings Plan which replaced the Executive Deferred Compensation Plan established in 1988. Under the plan, if any bonus or profit sharing award is received during the year by any vice president or any officer of the Bank ranking above such position (including officers who are also directors), he or she is allowed to set aside up to 30% of such bonus or profit sharing award received in the payment year, and the Bank will contribute additional funds for each participant to pay the approximate federal income tax for the portion of the bonus or award so set aside. This arrangement is tied to a paid–up life insurance program having investment features and the participant has the right to choose different investment vehicles for the investment of the portion of the bonus or award set aside as described above. The Bank has contributed approximately $334,000, $583,000 and $473,000 to this plan in 2001, 2000 and 1999, respectively.

NOTE 16—FINANCIAL INSTRUMENTS WITH OFF–BALANCE SHEET RISK

The consolidated balance sheets do not reflect various commitments relating to financial instruments which are used in the normal course of business. These instruments include commitments to extend credit and letters of credit. Management does not anticipate that the settlement of these financial instruments will have a material adverse effect on the financial condition or the operations of the Company.

These financial instruments carry various degrees of credit and market risk. Credit risk is defined as the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Market risk is the possibility that future changes in the market price may render less valuable a financial instrument.

The contractual amounts of commitments to extend credit and letters of credit represent the amount of credit risk. Since many of the commitments and letters of credit are expected to expire without being drawn upon, the contractual amounts do not necessarily represent future cash requirements.

Commitments to extend credit are legally binding loan commitments with fixed expiration dates. They are intended to be disbursed, subject to certain conditions, upon request of the borrower. The Bank receives a fee for providing a commitment. The Bank evaluates each customer's creditworthiness on a case–by–case basis. The amount of collateral obtained, if deemed necessary, by the Bank upon the extension of credit is based on management's evaluation. Collateral held varies but may include accounts receivable, inventory, property, equipment and real estate. As of December 31, 2001, the Company's undisbursed loan commitments amounted to approximately $584.9 million, of which $201.8 million related to construction loans. As of December 31, 2000, the Company's undisbursed loan commitments amounted to approximately $526.7 million, of which $143.4 million related to construction loans. As of December 31, 2001 and 2000, $127.0 and $152.3 million of loan commitments were related to a program in which the Bank and various other minority–owned banks participate for the granting of credit to large U.S. corporations, all of which are rated A or better by one or both of the major rating services at the time of entering into the commitment agreement. All of the commitments are for one year or less. The Company does not anticipate funding in the majority of instances.

In addition to loan commitments, the Company is also committed to meet capital calls to the various partnership interests of GBC Venture Capital, Inc. As of December 31, 2001 and 2000, these undisbursed commitments totaled $6.7 million and $8.5 million, respectively. These amounts are included as part of total undisbursed commitments.

Standby letters of credit are provided to customers to guarantee their performance, generally in the production of goods and services or under contractual commitments in the financial markets. Commercial letters of credit are issued to customers to facilitate foreign or domestic trade transactions. They represent a substitution of the Bank's credit for the customer's credit.

The following is a summary of various financial instruments with off–balance sheet risk as of December 31, 2001 and 2000:

	December 31,	
	2001	2000
(In Thousands)		
Undisbursed Commitments	**$592,469**	$535,208
Standby Letters of Credit	**80,091**	108,925
Bill of Lading Guarantees	**487**	1,118
Commercial Letters of Credit	**63,578**	70,154

As of December 31, 2001, undisbursed loan commitments of $584.9 million include commitments to fund fixed-rate loans and adjustable-rate loans of $36.5 million and $548.4 million, respectively. As of December 31, 2000, undisbursed loan commitments of $526.7 million include commitments to fund fixed-rate loans and adjustable-rate loans of $15.0 million and $511.7 million, respectively.

NOTE 17—DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to make such an estimate:

Cash and due from banks

The carrying amount of cash and due from banks is considered fair value.

Federal funds sold and securities purchased under agreements to resell

Outstanding amounts under these categories represented overnight transactions as of December 31, 2001 and 2000 and are considered to be carried at fair value.

Securities

For securities including securities held-to-maturity, for trading and available-for-sale, fair values are based on quoted market prices or dealer quotations. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. These portfolios were then segmented into fixed and adjustable interest rate classifications.

Adjustable rate loans are considered to be carried at fair value.

The fair value of fixed rate loans was calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan.

The entire allowance for credit losses was applied to classified loans including non-accruals. Accordingly, they are considered to be carried at fair value as the allowance for credit losses represents the estimated discount for credit risk for the applicable loans.

Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Warrants

The fair value of warrants meeting the criteria of a derivative instrument as defined by SFAS No.133 were estimated at the individual warrant level by utilizing the Black-Scholes model.

Deposit liabilities

The fair value of demand deposits, interest bearing demand, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed–maturity certificates of deposits is estimated using the rates the Bank was offering as of December 31, 2001 and 2000 for deposits of similar remaining maturities.

Borrowings from the Federal Home Loan Bank

The fair value of borrowings from the Federal Home Loan Bank is estimated using a discounted cash flow model.

Subordinated debt

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of subordinated debt.

Accrued interest receivable/payable

Accrued interest receivable and accrued interest payable are considered to be carried at fair value.

Off-Balance Sheet Financial Instruments

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed–rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The fair value disclosed hereinafter does not reflect any premium or discount that could result from offering the instruments for sale. Potential taxes and other expenses that would be incurred in an actual sale or settlement are also not reflected in the amounts disclosed. The fair value estimates are dependent upon subjective estimates of market conditions and perceived risks of financial instruments at a point in time and involve significant uncertainties resulting in variation in estimates with changes in assumptions.

The estimated fair values of the Company's financial instruments are as follows:

	2001		2000	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
(In Thousands)				
Financial Assets				
Cash and Due from Banks	**$ 33,034**	**$ 33,034**	$ 40,306	$ 40,306
Federal Funds Sold & Securities Purchased Under Agreement to Resell	**90,000**	**90,000**	75,000	75,000
Securities Available-for-Sale	**1,098,989**	**1,098,989**	855,383	855,383
Securities Held-to-Maturity	**—**	**—**	1,025	968
Trading Securities	**31**	**31**	4,637	4,637
Warrants	**1,799**	**1,799**	—	1,857
Loans, net	**1,101,633**	**1,111,436**	945,512	928,296
Accrued Interest Receivable	**12,436**	**12,436**	13,181	13,181
Financial Liabilities				
Deposits	**1,827,927**	**1,832,041**	1,674,569	1,675,037
Borrowing from the Federal Home Loan Bank	**252,400**	**256,306**	25,000	24,994
Subordinated Debt	**39,269**	**38,469**	39,138	31,938
Accrued Interest Payable	**5,272**	**5,272**	4,281	4,281

	2001		2000	
	Contract Amount	**Fair Value**	Contract Amount	Fair Value
(In Thousands)				
Off-balance Sheet Financial Instruments				
Commercial Letters of Credit	**$ 63,578**	**$ 159**	$ 70,154	$ 175
Standby Letters of Credit	**80,091**	**1,364**	108,925	1,841
Bill of Lading Guarantees	**487**	**5**	1,118	4
Undisbursed Commitments	**592,469**	**6,087**	535,208	4,693

NOTE 18—CONDENSED FINANCIAL INFORMATION OF GBC BANCORP (PARENT COMPANY)

Condensed balance sheets as of December 31, 2001 and 2000 follow:

	December 31,	
	2001	2000
(Dollars in Thousands)		
ASSETS		
Due From Bank Subsidiary	**$ 253**	$ 890
Investment in Subsidiaries	**227,518**	221,270
Advance to Bank Subsidiary	**12,000**	2,900
Other Assets	**7,912**	3,730
Total Assets	**$247,683**	$228,790
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividends Payable	**$ 1,389**	$ 1,163
Other Liabilities	**707**	707
Subordinated Debt	**39,269**	39,138
Total Liabilities	**41,365**	41,008
STOCKHOLDERS' EQUITY		
Common stock, No Par Value or Stated Value; 40,000,000 Shares Authorized; 11,574,329 and 11,628,734 Shares Outstanding at December 31, 2001 and 2000, respectively	**73,789**	63,625
Retained Earnings	**124,186**	114,257
Accumulated Other Comprehensive Income	**8,343**	9,900
Total Stockholders' Equity	**206,318**	187,782
Total Liabilities and Stockholders' Equity	**$247,683**	$228,790

Condensed statements of income for the year ended December 31, 2001, 2000 and 1999 follow:

	For the Year Ended December 31,		
	2001	2000	1999
(Dollars In Thousands)			
Interest Income from Bank Subsidiary	**$ 231**	$ 333	$ 1,058
Dividends Received from Subsidiaries	**26,795**	17,012	20,034
Other Income	**2**	—	—
Total Income	**27,028**	17,345	21,092
Interest Expense	**3,481**	3,481	3,481
Non-Interest Expense	**200**	196	135
Total Expense	**3,681**	3,677	3,616
Income Before Income Taxes	**23,347**	13,668	17,476
Benefit for Income Taxes	**(1,450)**	(1,406)	(1,075)
Income Before Equity in Undistributed Earnings of Subsidiaries	**24,797**	15,074	18,551
Equity in Undistributed Earnings of Subsidiaries	**7,805**	23,402	11,437
Net Income	**$32,602**	$38,476	$29,988

Condensed statements of cash flows for the year ended December 31, 2001, 2000 and 1999 follow:

	For the Year Ended December 31,		
	2001	2000	1999
(In Thousands)			
OPERATING ACTIVITIES			
Net Income	**$ 32,602**	$ 38,476	$ 29,988
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Accretion of Discount on Subordinated Debt	**131**	131	131
Net (Increase)/Decrease in Other Assets	**(241)**	(91)	1,088
Equity in Undistributed Earnings of Subsidiaries	**(7,805)**	(23,402)	(11,437)
Net Increase/(Decrease) in Other Liabilities	**—**	—	(13)
Net Cash Provided by Operating Activities	**24,687**	15,114	19,757
INVESTING ACTIVITIES			
Net (Increase)/Decrease of Investment in Subsidiaries	**(9,100)**	(12,329)	31,058
Net Cash (Used in) Provided by Investing Activities	**(9,100)**	(12,329)	31,058
FINANCING ACTIVITIES			
Cash Dividends Paid	**(5,369)**	(4,387)	(4,025)
Proceeds from Exercise of Stock Options and Issuance of Stock	**6,222**	5,376	664
Payment to Repurchase Common Stock	**(17,077)**	(3,732)	(46,817)
Net Cash Used in Financing Activities	**(16,224)**	(2,743)	(50,178)
Net Change in Due from Bank	**(637)**	42	637
Due from Bank at Beginning of Year	**890**	848	211
Due from Bank at End of Year	**$ 253**	$ 890	$ 848
Supplemental Disclosures of Cash Flow Information: Cash Paid (Received) During the Year for:			
Interest	**$ 3,350**	$ 3,350	$ 3,350
Income Tax Refunds	**$ (1,406)**	$ (1,075)	$ (436)

NOTE 19—REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements imposed by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes that as of December 31, 2001 the Bank meets all capital adequacy requirements to which it is subjected.

As of December 31, 2001 and 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since the most recent notification that management believes would change the institution's category.

A "well capitalized" institution is one with capital ratios as shown in the following table. As of December 31, 2001, Tier 1 risk based capital, total risk based and leverage ratios for both the Company and the Bank exceeded the "well capitalized" ratio requirements as follows:

	GBC Bancorp		General Bank		Minimum Regulatory	Well Capitalized
	Amount	Ratio	Amount	Ratio	Requirements	Requirements
(Dollars in Thousands)						
Tier 1	$196,227	10.70%	$207,010	11.38%	4%	6%
Total	$258,428	14.09%	$229,766	12.63%	8%	10%
Leverage Ratio	$196,227	8.73%	$207,010	9.25%	4%	5%

As of December 31, 2000, Tier 1 risk based capital, total risk based capital and leverage ratios for both the Company and the Bank exceeded the "well capitalized" ratio requirements as follows:

	GBC Bancorp		General Bank		Minimum Regulatory	Well Capitalized
	Amount	Ratio	Amount	Ratio	Requirements	Requirements
(Dollars in Thousands)						
Tier 1	$177,876	10.23%	$190,227	11.13%	4%	6%
Total	$239,088	13.75%	$209,652	12.26%	8%	10%
Leverage Ratio	$177,876	8.96%	$190,227	9.63%	4%	5%

The Financial Code of the State of California provides that dividends paid by the Bank in any one year may not exceed the lesser of the Bank's undivided profits or the net income for the prior three years, less cash distributions to stockholders during such period. As of December 31, 2001, approximately $45.5 million of undivided profits of the Bank are available for dividends to the Company, subject to the subordinated debt covenant restrictions.

NOTE 20—OTHER NON-INTEREST EXPENSE

Components of other non–interest expense in excess of 1% of the sum of total interest income and non–interest income for each period were as follows:

	2001	2000	1999
(In Thousands)			
Office Supplies and Communication Expense	**$1,773**	$ 1,730	$1,644
Professional Services Expense	**2,894**	1,933	1,592
Real Estate Investment Expense	**1,697**	1,697	1,512
Litigation Settlement Expense	**558**	2,410	49
Other	**2,860**	2,370	2,375
Total	**$9,782**	$10,140	$7,172

NOTE 21—QUARTERLY RESULTS OF OPERATIONS (Unaudited)

	Three Months Ended in 2001			
(In Thousands, except Per Share Data)	March 31	June 30	Sept. 30	Dec. 31
Interest Income	$39,658	$39,652	$39,197	$36,971
Interest Expense	18,618	17,271	16,437	14,226
Net Interest Income	21,040	22,381	22,760	22,745
Provision for Credit Losses	6,000	1,800	6,000	6,300
Income Before Income Taxes and Cumulative Effect of a Change in Accounting Principle	3,468	14,463	14,885	9,374
Net Income	7,347	8,805	9,764	6,686
Earnings Per Share—Basic	0.62	0.75	0.84	0.58
Earnings Per Share—Diluted	0.61	0.75	0.84	0.58

	Three Months Ended in 2000			
(In Thousands, except Per Share Data)	March 31	June 30	Sept. 30	Dec. 31
Interest Income	$35,758	$41,870	$42,065	$43,428
Interest Expense	16,092	18,347	19,858	20,382
Net Interest Income	19,666	23,523	22,207	23,046
Provision for Credit Losses	—	(1,500)	1,000	1,700
Income Before Income Taxes	17,628	21,177	16,306	7,025
Net Income	10,848	12,877	10,072	4,679
Earnings Per Share—Basic	0.94	1.12	0.87	0.40
Earnings Per Share—Diluted	0.92	1.10	0.85	0.39

NOTE 22—OTHER MATTERS

On October 11, 2001, General Bank and Liberty Bank and Trust Co. of Boston ("Liberty") announced the approval by their respective boards of directors of an agreement for General Bank to acquire all the outstanding shares of Liberty. Liberty is a state chartered commercial bank operating two branches in Boston with combined total assets of $37.1 million as of December 31, 2001. The purpose of the acquisition is to expand the Bank's banking activities to the major Asian-American markets in the country. The acquisition has been approved by the appropriate regulatory agencies and the transaction consummated on February 28, 2002, at a cost of $11.9 million.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
GBC Bancorp and Subsidiaries:

We have audited the accompanying consolidated balance sheet of GBC Bancorp and subsidiaries (the Company) as of December 31, 2001, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

/s/ KPMG LLP

Los Angeles, California
January 17, 2002,
except as to note 22
to the consolidated financial statements,
which is as of February 28, 2002.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
GBC Bancorp and Subsidiaries
Los Angeles, California:

We have audited the accompanying consolidated balance sheet of GBC Bancorp and subsidiaries (the "Company") as of December 31, 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Los Angeles, California
January 19, 2001

GBC BANCORP

Corporate Headquarters
800 West 6th Street
Los Angeles, CA 90017

Li-Pei Wu
Chairman

Peter Wu, Ph.D.
President & CEO

Peter Lowe
Executive Vice President &
Chief Financial Officer

John C. Getzelman
Executive Vice President

Ming Lin Chen
Corporate Secretary

Amy S. Lin
Assistant Corporate Secretary

GBC Venture Capital, Inc.
800 West 6th Street
Los Angeles, CA 90017

Peter Wu, Ph.D.
Chairman

Peter Lowe
Chief Executive Officer

GENERAL BANK

Corporate Headquarters
800 West 6th Street
Los Angeles, CA 90017

Chairman's Office
(213) 972-4117

Li-Pei Wu
Chairman

President's Office
(213) 972-4218

Peter Wu, Ph.D.
President & CEO

John C. Getzelman
Executive Vice President

Investment Services &
Private Banking
(213) 972-4213

Agnes Lew
Director

Controller's Department
(213) 972-4104

Peter Lowe
Executive Vice President &
Chief Financial Officer

Carl C. Maier
Vice President & Controller

Thomas Chinery
Vice President, Financial
Management

Corporate Lending
Department
(213) 972-4201

Phanglin Lin
Senior Vice President & Manager

S. Ca. High Tech Lending
Department
(213) 972-4297

Thomas Chen
Vice President & Manager

Corporate Loan
Portfolio Management
(213) 972-4298

Richard C. Voake
Senior Vice President &
Credit Administrator

Brian Lee
Vice President & Manager

International Banking Department
(213) 972-4201

Phanglin Lin
Senior Vice President & Manager

Multi-Cultural Banking Group
(213) 972-4105

John C. Getzelman
Executive Vice President

Real Estate Loan Department
1420 East Valley Boulevard
Alhambra, CA 91801
(626) 284-9428

Eddie Chang
Senior Vice President & Manager

Jenny Lau
Vice President & Assistant Manager

Rosemead Center
4128 Temple City Boulevard
Rosemead, CA 91770

Small Business Lending
Department
(626) 582-7221

Eddie Chang
Senior Vice President

Ray Chang
Vice President & Manager

Human Resources
Department
(626) 582-7389

Sheree Shih
Vice President

Lynn Haley
Assistant Vice President &
Assistant Manager

Operations Administration
(626) 582-7270

Domenic Massei
Executive Vice President &
Operations Administrator

Central Services Department
(626) 582-7231

Jack Perryman
Vice President & Manager

Auditing Department
(626) 582-7248

Cathy Wang
Senior Vice President &
Internal Auditor

Irene Lin
Vice President &
Deputy Internal Auditor

Credit Administration
(626) 582-7297

Richard C. Voake
Senior Vice President &
Credit Administrator

Marketing Department
(626) 452-0307

Ming Lin Chen
Senior Vice President

Wilson Mach
Vice President & Director

Los Angeles Main Office
800 West 6th Street
Los Angeles, CA 90017
(213) 896-0098

Vincent Liu
Vice President & Regional Manager

Landa Leung
Assistant Manager

Monterey Park Branch
701 South Atlantic Boulevard
Monterey Park, CA 91754
(626) 281-1033

Dora Wu
Vice President & Regional Manager

Lili Chang
Assistant Manager

Torrance Branch
23326 Hawthorne Boulevard
Torrance, CA 90505
(310) 373-9070

Vincent Liu
Vice President & Regional Manager

Cerritos Valley Branch
18643 South Pioneer Boulevard
Artesia, CA 90701
(562) 809-1300

Dora Wu
Vice President & Regional Manager

Luke Tsang
Assistant Manager

San Gabriel Valley Branch
1420 East Valley Boulevard
Alhambra, CA 91801
(626) 284-2121

Hsiao-Ing Lin
Vice President & Regional Manager

Li Liou
Assistant Manager

Hacienda Heights Branch
17271 Gale Avenue
City of Industry, CA 91748
(626) 912-8825

Lynn Chang
Vice President & Regional Manager

Gracie Chen
Assistant Vice President &
Assistant Manager

Irvine Branch
4010 Barranca Parkway
Irvine, CA 92604
(949) 551-1991

Alex Lee
Senior Vice President &
Director of S. Cal. Branches

San Diego Branch
4688 Convoy Street
San Diego, CA 92111
(858) 277-2030

Vincent Chen
Assistant Branch Manager

Arcadia Branch
1139 West Huntington Drive
Arcadia, CA 91007
(626) 574-7767

Hsiao Ing Lin
Vice President & Regional Manager

Diamond Bar Branch
2783 S. Diamond Bar Boulevard
Diamond Bar, CA 91765
(909) 598-8833

Lynn Chang
Vice President & Regional Manager

Kathy Chen
Assistant Manager

San Fernando Valley Branch
9045 Corbin Avenue
Northridge, CA 91324
(818) 886-3578

Vincent Liu
Vice President & Regional Manager

Orange Branch
2263 North Tustin Street
Orange, CA 92865
(714) 283-8688

Alex Lee
Senior Vice President &
Director of S. Cal. Branches

Huntington Beach Branch
7146 Edinger Avenue
Huntington Beach, CA 92647
(714) 596-3770

Alex Lee
Senior Vice President &
Director of S. Cal. Branches

Teresa Cheng
Assistant Manager

Aliso Viejo Branch
65 Enterprise
Aliso Viejo, CA 92656
(949) 360-9858

Alex Lee
Senior Vice President &
Director of S. Cal Branches

Cupertino Regional Office
10001 N. De Anza Boulevard
Cupertino, CA 95014

Northern California
Lending Division
(408) 257-4177

Johnny Lee
Senior Vice President &
Regional Manager

Jane Ho
Vice President &
Assistant Regional Manager

High Technology
Lending Division
(408) 257-1381

Johnny Lee
Senior Vice President &
Regional Manager

Cupertino Branch
(408) 257-8855

Johnny Lee
Senior Vice President &
Regional Manager

Millbrae Branch
39 El Camino Real
Millbrae CA, 94030
(650) 692-7189

Cynthia Toy
Assistant Vice President &
Branch Manager

Fremont Branch
47000 Warm Springs Boulevard
Fremont, CA 94539
(510) 440-8855

Cheyenne Chen
Vice President & Branch Manager

San Jose Branch
1708 Oakland Road
San Jose, CA 95131
(408) 437-6188

Cheyenne Chen
Vice President & Branch Manager

Kent North Branch
18030 East Valley Highway
Kent, WA 98032-2502
(425) 656-0278

Tom Chang
Vice President & Manager

Washington Lending Division
18030 East Valley Highway
Kent, WA 98032-2502
(425) 656-0278

Tom Chang
Vice President & Manager

New York Loan
Production Office
16 East 52nd Street, Suite 501
New York, NY 10022
(212) 755-1553

Gerard L. Lob
Senior Vice President & Manager

Boston Regional Office

Linda A. Moulton
Senior Vice President &
Regional Manager

Main Office
21 Milk Street
Boston, MA 02109-5495
(617) 338-4700

Chinatown Office
681 Washington Street
Boston, MA 02111-1611
(617) 357-8880

GENERAL BANK'S SUBSIDIARY COMPANY

GBC Investment &
Consulting Company, Inc.
800 West 6th Street
Los Angeles, CA 90017

Peter Wu, Ph.D.
Chief Executive Officer

Taipei Facility
Room 511, 5F, #237
Fu-Hsin South Road, Sec. 2
Taipei, Taiwan
02-2754-6666 Ext. 1511

Angela Chuang
Representative Officer

ADDITIONAL FINANCIAL INFORMATION & 10-K REPORT

The Company's Annual Report and Form 10-K for the fiscal year ended December 31, 2001 may be obtained without charge by writing to:

Investor Relations

Amy S. Lin
GBC Bancorp
800 West 6th Street, Suite 1500
Los Angeles, CA 90017

Or by E-mail:
investors@generalbank.com
Web Site: www.generalbank.com

EQUAL HOUSING LENDER

Member of Federal Deposit Insurance Corporation
This annual report has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

Designed by Curran & Connors, Inc. / www.curran-connors.com



800 West 6th Street
Los Angeles, CA 90017
www.generalbank.com